SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	August 14, 2018
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Director

Exhibit 99.1

KT Corporation and Subsidiaries

Consolidated Interim Financial Statements

June 30, 2018 and 2017

KT Corporation and Subsidiaries

Index

June 30, 2018 and 2017

Page(s)
Report on Review of Interim Financial Statements	1 – 2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3 – 4

Consolidated Interim Statements of Profit or Loss	5

Consolidated Interim Statements of Comprehensive Income	6

Consolidated Interim Statements of Changes in Equity	7 – 8

Consolidated Interim Statements of Cash Flows	9 – 10

Notes to the Consolidated Interim Financial Statements	11 – 74

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KT Corporation

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KT Corporation and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position as at June 30, 2018, and the related consolidated interim statements of profit or loss, consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2018 and 2017, and consolidated interim statements of changes in equity and consolidated interim statements of cash flows for the six-month periods ended June 30, 2018 and 2017, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standard on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Samil PricewaterhouseCoopers, 100, Hangangdaero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2017, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 2, 2018. The consolidated statement of financial position as at December 31, 2017, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2017.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

August 14, 2018

This report is effective as of August 14, 2018, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

June 30, 2018 and December 31, 2017

(in millions of Korean won)	Notes	June 30, 2018 (Unaudited)		December 31, 2017
Assets

Current assets
Cash and cash equivalents	4	~~W~~	2,249,692	~~W~~	1,928,182
Trade and other receivables, net	4, 5		5,314,722		5,842,471
Other financial assets	4, 6		860,305		972,631
Current income tax assets			1,689		9,030
Inventories, net	7		594,451		457,726
Assets held for sale			—		7,230
Other current assets	8		1,676,019		304,860

Total current assets			10,696,878		9,522,130

Non-current assets
Trade and other receivables, net	4, 5		801,811		828,831
Other financial assets	4, 6		757,705		754,992
Property and equipment, net	9		13,000,034		13,562,319
Investment properties, net	9		1,128,660		1,189,531
Intangible assets, net	9		2,449,966		2,632,704
Investments in associates and joint ventures	10		273,052		279,431
Deferred income tax assets			322,899		703,524
Other non-current assets	8		537,007		107,166

Total non-current assets			19,271,134		20,058,498

Total assets		~~W~~	29,968,012	~~W~~	29,580,628

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

June 30, 2018 and December 31, 2017

(in millions of Korean won)	Notes	June 30, 2018 (Unaudited)		December 31, 2017
Liabilities
Current liabilities
Trade and other payables	4, 11	~~W~~	6,258,460	~~W~~	7,424,134
Borrowings	4, 12		1,939,978		1,573,474
Other financial liabilities	4, 6		1,771		37,223
Current income tax liabilities			196,289		68,880
Provisions	13		81,064		78,172
Deferred income			52,510		17,906
Other current liabilities	8		571,462		258,315

Total current liabilities			9,101,534		9,458,104

Non-current liabilities
Trade and other payables	4, 11		763,783		1,001,369
Borrowings	4, 12		4,664,489		5,110,188
Other financial liabilities	4, 6		155,119		149,267
Net defined benefit liabilities	14		516,175		395,079
Provisions	13		125,490		124,858
Deferred income			113,715		91,698
Deferred income tax liabilities			147,700		128,462
Other non-current liabilities	8		77,225		45,227

Total non-current liabilities			6,563,696		7,046,148

Total liabilities			15,665,230		16,504,252

Equity attribute to owners of the Controlling Company
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	17		10,973,638		9,854,172
Accumulated other comprehensive income			30,485		30,985
Other components of equity	18		(1,200,168)		(1,205,302)

			12,808,712		11,684,612
Non-controlling interest			1,494,070		1,391,764

Total equity			14,302,782		13,076,376

Total liabilities and equity		~~W~~	29,968,012	~~W~~	29,580,628

The accompanying notes are an integral part of these consolidated interim financial statements.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Profit of Loss

Three-Month and Six-Month Periods Ended June 30, 2018 and 2017

		Period Ended June 30
(in millions of Korean won, except per share amounts)	Notes	2018 (Unaudited)				2017 (Unaudited)
		Three months		Six months		Three months		Six months
Operating revenue	18	~~W~~	5,806,938	~~W~~	11,517,139	~~W~~	5,842,474	~~W~~	11,454,151
Operating expenses	19		5,407,789		10,720,868		5,395,193		10,589,879

Operating profit			399,149		796,271		447,281		864,272
Other income	20		61,465		114,482		83,362		130,998
Other expenses	20		59,482		124,646		152,438		235,572
Finance income	21		149,823		226,848		(29,614)		206,362
Finance costs	21		160,991		269,000		33,448		329,771
Share of net profits of associates and joint venture	10		1,246		240		779		(2,409)

Profit before income tax expense			391,210		744,195		315,922		633,880
Income tax expense	22		110,538		239,431		57,844		151,460

Profit for the period		~~W~~	280,672	~~W~~	504,764	~~W~~	258,078	~~W~~	482,420

Profit for the period attributable to:
Owners of the Controlling Company:		~~W~~	251,022	~~W~~	447,979	~~W~~	222,199	~~W~~	422,952
Non-controlling interest:			29,650		56,785		35,879		59,468
Earnings per share attributable to the equity holders of the Controlling Company during the period (in Korean won):	23
Basic earnings per share		~~W~~	1,024	~~W~~	1,828	~~W~~	907	~~W~~	1,727
Diluted earnings per share			1,024		1,827		907		1,726

The accompanying notes are an integral part of these consolidated interim financial statements.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2018 and 2017

		Period Ended June 30
(in millions of Korean won)	Notes	2018 (Unaudited)				2017 (Unaudited)
		Three months		Six months		Three months		Six months
Profit for the period		~~W~~	280,672	~~W~~	504,764	~~W~~	258,078	~~W~~	482,420

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	14		(5,923)		(10,963)		(4,005)		(5,806)
Shares of remeasurement gain of associates and joint ventures			(3)		(75)		—		9
Gain on valuation of equity instruments at fair value through other comprehensive income			33,373		52,985		—		—
Items that may be subsequently reclassified to profit or loss:
Changes in value of available-for-sale financial assets	6		—		—		16,382		18,250
Other comprehensive income from available-for sale financial assets reclassified to profit or loss			—		—		(25,527)		(25,482)
Cash flow hedges	6		40,466		20,781		67,982		(48,159)
Other comprehensive income from cash flow hedges reclassified to profit or loss			(58,549)		(52,858)		(65,974)		60,843
Shares of other comprehensive income from associates and joint ventures			(1,683)		(3,238)		374		1,592
Exchange differences on translation of foreign operations			5,167		3,592		(4,342)		(9,683)

Other comprehensive income for the period, net of tax			12,848		10,224		(15,110)		(8,436)

Total comprehensive income for the period		~~W~~	293,520	~~W~~	514,988	~~W~~	242,968	~~W~~	473,984

Total comprehensive income for the period attributable to:
Owners of the Controlling Company		~~W~~	252,532	~~W~~	442,424	~~W~~	210,500	~~W~~	427,709
Non-controlling interest			40,988		72,564		32,468		46,275

The accompanying notes are an integral part of these consolidated interim financial statements.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Six-Month Periods Ended June 30, 2018 and 2017

(in millions of Korean won)		Attributable to owners of the Controlling Company
	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance at January 1, 2017		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,656,544	~~W~~	(1,432)	~~W~~	(1,217,934)	~~W~~	11,441,935	~~W~~	1,352,844	~~W~~	12,794,779

Comprehensive income
Profit for the period			—		—		422,952		—		—		422,952		59,468		482,420
Changes in value of available-for-sale financial assets	6		—		—		—		(4,794)		—		(4,794)		(2,438)		(7,232)
Remeasurements of the net defined benefit liability	14		—		—		(3,883)		—		—		(3,883)		(1,923)		(5,806)
Valuation gains on cash flow hedge	6		—		—		—		12,684		—		12,684		—		12,684
Shares of other comprehensive income of joint ventures and associates			—		—		—		1,546		—		1,546		46		1,592
Shares of gain on remeasurements of joint ventures and associates			—		—		4		—		—		4		5		9
Exchange differences on translation of foreign operations			—		—		—		(800)		—		(800)		(8,883)		(9,683)

Total comprehensive income for the period			—		—		419,073		8,636		—		427,709		46,275		473,984

Transactions with equity holders
Dividends paid by the Controlling Company			—		—		(195,977)		—		—		(195,977)		—		(195,977)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(47,162)		(47,162)
Change in ownership interest in subsidiaries			—		—		—		—		8,397		8,397		20,559		28,956
Appropriation of loss on disposal of treasury stock			—		—		(2,312)		—		2,312		—		—		—
Others			—		—		—		—		(419)		(419)		193		(226)

Subtotal			—		—		(198,289)		—		10,290		(187,999)		(26,410)		(214,409)

Balance at June 30, 2017 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,877,328	~~W~~	7,204	~~W~~	(1,207,644)	~~W~~	11,681,645	~~W~~	1,372,709	~~W~~	13,054,354

The accompanying notes are an integral part of these consolidated interim financial statements.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Six-Month Periods Ended June 30, 2018 and 2017

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance at January 1, 2018		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,854,172	~~W~~	30,985	~~W~~	(1,205,302)	~~W~~	11,684,612	~~W~~	1,391,764	~~W~~	13,076,376

Changes in accounting policy	29		—		—		925,205		(1,520)		(18)		923,667		76,445		1,000,112

Restated total equity at the beginning of the financial year			1,564,499		1,440,258		10,779,377		29,465		(1,205,320)		12,608,279		1,468,209		14,076,488
Comprehensive income
Profit for the period			—		—		447,979		—		—		447,979		56,785		504,764
Gain on valuation of financial assets at fair value through other comprehensive income	6		—		—		583		34,378		—		34,961		18,024		52,985
Remeasurements of net defined benefit liability	14		—		—		(7,083)		—		—		(7,083)		(3,880)		(10,963)
Valuation gain on cash flow hedge	6		—		—		—		(32,077)		—		(32,077)		—		(32,077)
Shares of other comprehensive income of associates and joint ventures			—		—		—		(3,135)		—		(3,135)		(103)		(3,238)
Shares of loss on remeasurements of associates and joint ventures			—		—		(75)		—		—		(75)		—		(75)
Exchange differences on translation of foreign operations			—		—		—		1,854		—		1,854		1,738		3,592

Total comprehensive income for the period			—		—		441,404		1,020		—		442,424		72,564		514,988

Transactions with owners
Dividends paid by the Controlling Company			—		—		(245,097)		—		—		(245,097)		—		(245,097)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(46,833)		(46,833)
Change in ownership interest in subsidiaries			—		—		(2,046)		—		2,046		—		—		—
Appropriations of loss on disposal of treasury stock			—		—		—		—		3,199		3,199		—		3,199
Others			—		—		—		—		(93)		(93)		130		37

Subtotal			—		—		(247,143)		—		5,152		(241,991)		(46,703)		(288,694)

Balance at June 30, 2018 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,973,638	~~W~~	30,485	~~W~~	(1,200,168)	~~W~~	12,808,712	~~W~~	1,494,070	~~W~~	14,302,782

The accompanying notes are an integral part of these consolidated interim financial statements.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2018 and 2017

		Six-Month Period Ended June 30
(in millions of Korean won)	Notes	2018 (Unaudited)		2017 (Unaudited)
Cash flows from operating activities
Cash generated from operations	24	~~W~~	2,037,665	~~W~~	2,087,572
Interest paid			(128,991)		(141,156)
Interest received			120,047		34,778
Dividends received			9,541		5,115
Income tax paid			(65,531)		(112,782)

Net cash inflow from operating activities			1,972,731		1,873,527

Cash flows from investing activities
Collection of loans			32,212		28,288
Disposal of current and non-current financial instruments			—		386,183
Disposal of financial assets			—		66,323
Disposal of financial assets at fair value through profit or loss			64,109		—
Disposal of financial assets at amortized cost			706,305		—
Disposal of financial assets at fair value through other comprehensive income			923		—
Disposal of investments in associates and joint ventures			402		57,952
Disposal of property and equipment and investment properties			7,600		33,515
Disposal of Assets held-for-sale			38,200
Disposal of intangible assets			9,508		6,418
Loans granted			(32,080)		(19,470)
Acquisition of current and non-current financial instruments			—		(465,751)
Acquisition of available-for-sale financial assets			—		(21,524)
Acquisition of financial assets at fair value through profit or loss			(67,788)		—
Acquisition of financial assets at amortized cost			(482,489)		—
Acquisition of financial assets at fair value through other comprehensive income			(16,239)		—
Acquisition of investments in associates and joint ventures			(6,527)		(11,830)
Acquisition of property and equipment and investment properties			(1,014,491)		(1,084,305)
Acquisition of intangible assets			(348,969)		(468,359)
Decrease in cash due to exclusion from consolidation scope			(28,000)		—

Net cash outflow from investing activities			(1,137,324)		(1,492,560)

The accompanying notes are an integral part of these consolidated interim financial statements.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2018 and 2017

		Six-Month Period Ended June 30
(in millions of Korean won)	Notes	2018 (Unaudited)		2017 (Unaudited)
Cash flows from financing activities
Proceeds from borrowings and debentures			608,570		36,803
Settlement of derivative assets and liabilities, net			10,136		71,370
Repayments of borrowings and debentures			(789,262)		(1,480,812)
Decrease in finance leases liabilities			(37,838)		(36,181)
Dividends paid			(291,930)		(243,139)
Settlement of derivative assets and liabilities, net			(14,587)		—
Cash inflow from consolidated equity transaction			—		28,321

Net cash outflow from financing activities			(514,911)		(1,623,638)

Effect of exchange rate change on cash and cash equivalents			1,014		(1,178)

Net increase (decrease) in cash and cash equivalents			321,510		(1,243,849)
Cash and cash equivalents
Beginning of the period			1,928,182		2,900,311

End of the period		~~W~~	2,249,692	~~W~~	1,656,462

The accompanying notes are an integral part of these consolidated interim financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under Korean IFRS 1110 Consolidated Financial Statements, and its 59 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Group”).

1.1	The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and 20,813,311 government-owned shares, at the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. At the end of the reporting period, the Korean government does not own any share in the Controlling Company.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

1.2	Consolidated Subsidiaries

The consolidated subsidiaries as at June 30, 2018 and December 31, 2017, are as follows:

			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	June 30, 2018	December 31, 2017	Closing month
KT Powertel Co., Ltd.[2]	Trunk radio system business	Korea	44.8%	44.8%	December
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	91.4%	91.4%	December
KT Submarine Co., Ltd.[2,4]	Submarine cable construction and maintenance	Korea	39.3%	39.3%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Hitel Co., Ltd.	Data communication	Korea	67.1%	67.1%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.2	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	—	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc.	Payment security service for credit card, others	Korea	50.9%	50.9%	December
H&C Network	Call centre for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd.[4]	Internet banking ASP and security solutions	Korea	58.2%	58.2%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	81.1%	81.1%	December
KTDS Co., Ltd.[4]	System integration and maintenance	Korea	95.5%	95.5%	December
KT M Hows Co., Ltd.	Mobile marketing	Korea	90.0%	90.0%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation (KT Music Corporation)[2]	Online music production and distribution	Korea	42.5%	42.5%	December
KT Skylife Co., Ltd.[4]	Satellite broadcasting business	Korea	50.3%	50.3%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	92.6%	92.6%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT AMC Co., Ltd.	Asset management and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTSB Data service	Data centre development and related service	Korea	51.0%	51.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia, Inc.[3]	Online advertisement	Korea	42.8%	42.8%	December
KT Sports Co., Ltd.	Management of sports group	Korea	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	June 30, 2018	December 31, 2017	Closing month
KT Music Contents Fund No.1	Music contents investment business	Korea	80.0%	80.0%	December
KT Music Contents Fund No.2	Music contents investment business	Korea	100.0%	100.0%	December
KT-Michigan Global Content Fund	Content investment business	Korea	88.6%	88.6%	December
Autopion Co., Ltd.	Service for information and communication	Korea	100.0%	100.0%	December
KTCS Corporation[2,4]	Database and online information provider	Korea	30.9%	30.9%	December
KTIS Corporation[2,4]	Database and online information provider	Korea	30.1%	30.1%	December
KT M mobile	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Technology business finance	Korea	100.0%	100.0%	December
Whowho&Company Co., Ltd.	Software development and supply	Korea	100.0%	100.0%	December
PlayD Co., Ltd. (N Search Marketing Co., Ltd.)	Advertising agency business	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
KT ORS Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0%	100.0%	December
KBTO sp.zo.o.	Electronic communication business	Poland	95.4%	94.3%	December
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0%	100.0%	December
KT Dutch B.V	Super iMax and East Telecom management	Netherlands	100.0%	100.0%	December
Super iMax LLC	Wireless high speed internet business	Uzbekistan	100.0%	100.0%	December
East Telecom LLC	Fixed line telecommunication business	Uzbekistan	91.0%	91.0%	December
Korea Telecom America, Inc.	Foreign telecommunication business	USA	100.0%	100.0%	December
PT. KT Indonesia	Foreign telecommunication business	Indonesia	99.0%	99.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hong kong Telecommunications Co., Ltd.	Fixed line communication business	Hong Kong	100.0%	100.0%	December
KT Hong Kong Limited	Foreign investment business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte.Ltd.	Foreign investment business	Singapore	100.0%	100.0%	December
Texnoprosistem LLP	Fixed line internet business	Uzbekistan	100.0%	100.0%	December

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
[2]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering the historical voting pattern at the shareholders’ meetings.

[3]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.

[4]	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the controlling percentage ownership.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Changes in Scope of Consolidation

Subsidiaries excluded from the consolidation during the six-month period ended June 30, 2018:

Location	Name of Subsidiary	Reason
Korea	KT New Business Fund No.1	Liquidated

Subsidiaries newly included in the consolidation during the six-month period ended June 30, 2018:

Location	Name of Subsidiary	Reason
Korea	BC-VP Strategic Investment Fund No.1	Newly acquired

Summarized information for consolidated subsidiaries as at June 30, 2018 and December 31, 2017, and for the six-month periods ended June 30, 2018 and 2017, is as follows:

(In millions of Korean won)	June 30, 2018
	Total assets	Total liabilities	Operating revenues	Profit (loss) for the period
KT Powertel Co., Ltd.	123,914	18,587	34,501	3,708
KT Linkus Co., Ltd.	56,862	47,735	51,093	1,411
KT Submarine Co., Ltd.	141,406	35,528	31,253	(1,822)
KT Telecop Co., Ltd.	286,983	153,585	162,020	(712)
KT Hitel Co.,Ltd.	254,853	46,335	125,576	2,734
KT Service Bukbu Co., Ltd.	37,052	30,640	95,440	(597)
KT Service Nambu Co., Ltd.	38,074	29,012	112,419	(602)
BC Card Co., Ltd.[1]	3,506,265	2,379,918	1,749,993	70,922
H&C Network[1]	265,287	51,823	133,265	5,054
Nasmedia Co., Ltd.[1]	290,133	157,397	53,693	11,033
KTDS Co., Ltd.[1]	124,093	76,314	192,784	3,299
KT M Hows Co., Ltd.	49,772	36,212	9,752	(689)
KT M&S Co., Ltd.	247,073	229,829	379,794	6,007
GENIE Music Corporation (KT Music Corporation)	129,210	36,371	69,429	1,718
KT Skylife Co., Ltd.[1]	794,844	147,555	338,435	32,157
KT Estate Inc.[1]	1,681,481	326,144	248,975	18,127
KTSB Data service	17,821	529	2,390	(409)
KT Sat Co., Ltd.	694,470	185,741	63,889	339
KT Sports Co., Ltd.	20,741	14,757	27,416	2,670
KT Music Contents Fund No.1	13,761	896	233	103
KT Music Contents Fund No.2	7,508	137	40	(118)
KT-Michigan Global Content Fund	14,084	147	820	527
Autopion Co., Ltd.	10,357	7,269	8,070	306
KT M mobile Co., Ltd.	148,285	38,360	85,113	(5,772)
KT Investment Co., Ltd.[1]	72,054	55,680	1,470	(29)

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	June 30, 2018
	Total assets	Total liabilities	Operating revenues	Profit (loss) for the period
KTCS Corporation[1]	292,947	131,673	468,038	7,498
KTIS Corporation	238,150	74,354	224,247	6,521
Korea Telecom Japan Co., Ltd.	1,286	3,008	853	(256)
Korea Telecom China Co., Ltd.	542	23	223	(136)
KT Dutch B.V	31,736	93	60	(3)
Super iMax LLC	4,058	5,242	2,544	(103)
East Telecom LLC	16,338	15,787	7,078	839
Korea Telecom America, Inc.	4,199	895	3,679	254
PT. KT Indonesia	8	—	—	—
KT Rwanda Networks Ltd.	151,213	154,120	7,527	(13,643)
KT Belguium	90,505	12	—	(12)
KT ORS Belgium	1,836	17	—	(17)
KBTO sp.zo.o.	1,095	312	42	(2,251)
AOS Ltd.	8,846	4,661	2,100	(832)
KT Hongkong Telecommunications Co., Ltd.	4,110	2,827	5,222	159

(In millions of Korean won)	December 31, 2017				June 30, 2017
	Total assets		Total liabilities		Operating revenues	Profit (loss) for the period
KT Powertel Co., Ltd.	~~W~~	115,125	~~W~~	18,937	34,384	2,290
KT Linkus Co., Ltd.		59,344		51,516	56,137	941
KT Submarine Co., Ltd.		142,797		34,056	36,576	5,154
KT Telecop Co., Ltd.		264,353		131,633	156,416	297
KT Hitel Co.,Ltd.		258,240		52,943	109,200	2,110
KT Service Bukbu Co., Ltd.		29,281		22,096	93,399	263
KT Service Nambu Co., Ltd.		36,076		26,412	111,858	(28)
BC Card Co., Ltd.[1]		4,048,263		2,955,038	1,810,363	92,095
H&C Network[1]		273,856		65,446	131,940	4,651
Nasmedia Co., Ltd.[1]		315,967		188,197	59,700	13,093
KTDS Co., Ltd.[1]		144,922		93,343	223,254	7,787
KT M Hows Co., Ltd.		42,738		28,489	11,061	2,770
KT M&S Co., Ltd.		242,388		231,151	333,075	(7,327)
GENIE Music Corporation (KT Music Corporation)		139,686		48,512	72,563	117
KT Skylife Co., Ltd.[1]		792,893		210,550	329,962	33,559
KT Estate Inc.[1]		1,704,383		310,858	268,502	32,750
KTSB Data service		18,306		605	2,406	(786)
KT Innoedu		—		—	5,816	(1,320)
KT Sat Co., Ltd.		742,391		220,804	72,572	18,793
KT Sports Co., Ltd.		11,131		7,805	26,966	5,488
KT Music Contents Fund No.1		13,804		1,041	170	66
KT Music Contents Fund No.2		7,500		11	—	—

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	December 31, 2017		June 30, 2017
	Total assets	Total liabilities	Operating revenues	Profit (loss) for the period
KT-Michigan Global Content Fund	14,575	147	141	(153)
Autopion Co., Ltd.	6,311	3,530	3,186	(154)
KT M mobile Co., Ltd.	93,601	21,453	75,593	(20,084)
KT Investment Co., Ltd.[1]	54,673	38,313	1,090	(22)
NgeneBio Co., Ltd.	—	—	76	(1,894)
KTCS Corporation[1]	348,334	188,764	399,846	4,242
KTIS Corporation	223,818	62,569	216,414	4,320
Korea Telecom Japan Co., Ltd.	1,554	2,788	749	(451)
Korea Telecom China Co., Ltd.	665	32	423	78
KT Dutch B.V	30,312	50	195	199
Super iMax LLC	3,449	4,886	6,315	(1,166)
East Telecom LLC	11,672	11,748	11,867	220
Korea Telecom America, Inc.	3,694	791	3,381	190
PT. KT Indonesia	8	—	—	(6)
KT Rwanda Networks Ltd.[2]	151,359	139,561	6,991	(12,257)
KT Belguium	86,455	8	—	19
KT ORS Belgium	1,769	14	—	(9)
KBTO sp.zo.o.	3,311	2,268	22	(1,881)
AOS Ltd.[2]	9,437	4,519	2,942	(413)
KT Hongkong Telecommunications Co., Ltd.	2,578	1,497	2,988	178

[1]	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	At the end of the reporting period, convertible preferred stock issued by subsidiaries is included in liabilities.

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with the International Financial Reporting Standards as issued by the Republic of Korea (Korean IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated interim financial statements.

The consolidated interim financial statements of the Group as at and for the six-month period ended June 30, 2018, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as at June 30, 2018.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(1) New standards and amendments adopted by the Group

The Group newly applied the following amended and enacted standards and interpretations for the annual period beginning on January 1, 2018, and the application has following impacts on the consolidated interim financial statements.

•	Korean IFRS 1115 Revenue from Contracts with Customers

The Group has elected to apply Korean IFRS 1115 Revenue from Contracts with Customers. In accordance with the transition provisions in Korean IFRS 1115, comparative figures have not restated. The Group elected the modified retrospective approach and recognized the cumulative impact of initially applying the revenue standard as an adjustment to retained earnings as at January 1 2018, the period of initial application. See Note 29 for further details on the impact of the application of the standard.

•	Korean IFRS 1109 Financial Instruments

The Group has applied Korean IFRS 1109 Financial Instruments on January 1, 2018, the date of initial application. In accordance with the transitional provisions in Korean IFRS 1109, comparative figures have not been restated, and the differences between previous book amounts and book amounts at the date of initial application are recognized to retained earnings. See Note 29 for further details on the impact of the application of the standard.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

When an investment in an associate or a joint venture is held by, or is held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with Korean IFRS 1109. The amendments clarify that an entity shall make this election separately for each associate of joint venture, at initial recognition of the associate or joint venture. The Group does not expect the amendments to have a significant impact on the financial statements because the Group is not a venture capital organization

•	Amendment to Korean IFRS 1040 Transfers of Investment Property

Paragraph 57 of Korean IFRS 1040 clarifies that a transfer to, or from, investment property, including property under construction, can only be made if there has been a change in use that is supported by evidence, and provides a list of circumstances as examples. The Group does not expect the amendment to have a significant impact on the financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

•	Amendments to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarify accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Amendments also clarify that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The Group does not expect the amendments to have a significant impact on the financial statements.

•	Enactment of Interpretation 2122 Foreign Currency Transaction and Advance Consideration

According to the enactment, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The Group does not expect the enactment to have a significant impact on the financial statements.

(2) New standards and interpretations not yet adopted by the Group

Certain new accounting standards and interpretations that have been published that are not mandatory for annual reporting period commencing January 1, 2018 and have not been early adopted by the Group are set out below.

•	Enactment of Korean IFRS 1116 Leases

Korean IFRS 1116 Leases issued on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace Korean IFRS 1017 Leases. The Group will apply the standards for annual periods beginning on or after January 1, 2019.

Under the new standard, with implementation of a single lease model, lessee is required to recognize assets and liabilities for all lease which lease term is 12 months or more and underlying assets are not low value assets. A lessee is required to recognize a right-of-use asset and a lease liability representing its obligation to make lease payments.

The Group performed an impact assessment to identify potential financial effects of applying Korean IFRS 1116. The Group is analyzing the effects on the financial statements based on available information as at June 30, 2018 to identify effects on 2018 interim financial statements; however, it is difficult to provide reasonable estimates of financial effects until the analysis is complete.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

2.2	Accounting Policies

Significant accounting policies and method of computation used in the presentation of the condensed consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2017, except for the changes due to the application of amendment and enactments of standards described in Note 2.1 the one described below.

2.2.1	Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

2.2.2	Financial Assets

(a)	Classification

From January 1, 2018, the Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and

•	those to be measured at amortized cost

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Group reclassifies debt investments when and only when its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of the investments in equity instruments that are not accounted for as other comprehensive income are recognized in profit or loss.

(b)	Measurement

At initial recognition, the Group measures a financial asset, in the case of a financial asset not at fair value through profit or loss, at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset or the issuance of the financial liabilities. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit and loss.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Hybrid (combined) contracts with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group classifies its debt instruments into one of the following three measurement categories:

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.

•

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (and reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or finance costs’ and impairment loss in ‘finance costs or operating expenses’.

•

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income or finance costs’ in the period in which it arises.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as ‘finance income’ when the Group’s right to receive payments is established.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘finance income or finance costs’ in the statement of profit or loss as applicable. Impairment loss (and reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

(c) Impairment

The Group assesses on a forward looking basis the expected credit losses associated with its debt instruments and contract assets carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables and contract assets, the Group applies the simplified approach, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

(d) Derivative instruments and Hedging Activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value at the end of each reporting period. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in profit or loss. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged and the type of hedge relationship designated.

The Group designates their currency derivatives as hedges of foreign exchange risk associated with the cash flows of highly probable forecast transactions.

The Group documents at the inception of the hedging transaction the economic relationship between hedging instruments and hedged items including whether the hedging instrument is expected to offset changes in cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking various hedge transactions at the inception of each hedge relationship.

The fair values of various derivative financial instruments used for hedging purposes are disclosed in Note 28.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Derivatives held for trading are classified as a current asset or liability.

The new accounting policies related to hedge accounting applied from January 1, 2018 are as follows:

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

•	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity, limited to the cumulative change in fair value (present value) of the hedged item (the present value of the cumulative change in the future expected cash flows of the hedged item) from the inception of the hedge. The ineffective portion is recognized in ‘finance income (costs)’.

Amounts accumulated in equity are reclassified in the periods when the hedged item affects profit or loss.

When a hedging instrument expires, or is sold, terminated, exercised, or when a hedge no longer meets the criteria for hedge accounting, any accumulated cash flow hedging reserve cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset such as inventory. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

2.2.3	Revenue Recognition

From January 1, 2018, the Group has applied Korean IFRS 1115 Revenue from Contracts with Customers.

(a) Identifying performance obligations

The Group provides telecommunication services and sells handsets as their main business. With the implementation of Korean IFRS 1115, the Group identifies performance obligations with a customer such as providing telecommunication services, selling handsets and others. The timing of revenue recognition depends on whether a performance obligation is satisfied at a point in time or over time. Where a performance obligation is satisfied over time, the related revenue is also recognized over time.

(b) Allocation the transaction price

With the implementation of Korean IFRS 1115, the Group allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Group determines the stand-alone selling price at contract inception of the distinct goods or services underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Group would sell promised goods or services separately to the customer. The best evidence of a stand-alone selling price is the observable price of goods or services when the Group sells that goods or services separately in similar circumstances and to similar customers. The Group recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating income.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(c) Incremental costs of obtaining a contract

The Group pays the commission fees when new customer subscribe for telecommunication services. The incremental costs of obtaining a contract are those commission fees that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained.

According to Korean IFRS 1115, the Group recognizes as an asset the incremental cost of obtaining contract and amortize it through the contract period. However, as a practical expedient, the Group recognizes the incremental costs of obtaining a contracts as an expense when incurred if the amortization period of the asset is one year or less.

3.	Critical Accounting Estimates and Assumptions

The Group makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

Significant accounting estimates and assumptions applied in the preparation of these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2017, except for the estimates used to determine income tax expense, and accounting estimates and assumptions for implementation of Korean IFRS 1109 and Korean IFRS 1115 explained as below.

(a) Impairment of financial assets

The provision for impairment for financial assets are based on assumptions about risk of default and expected loss rates. The Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation based on the Group’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period.

(b) Amortization of Contract Assets, Contract Liabilities and Contract Cost Assets

Contract assets, contract liabilities and contract cost assets recognized under the application of Korean IFRS 1115 are amortized over the expected periods of customer relationships. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate changes, it may cause significant differences in the timing of revenue recognition and amounts recognized.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

4.	Financial Instruments by Category

Financial instruments by category as at June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedge		Total
Cash and cash equivalents	~~W~~	2,249,692	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,249,692
Trade and other receivables		5,153,261		—		963,272		—		6,116,533
Other financial assets		1,135,484		111,204		348,485		22,837		1,618,010

(In millions of Korean won)	June 30, 2018
Financial liabilities	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Derivatives used for hedge	Total
Trade and other payables	7,022,243	—	—	7,022,243
Borrowings	6,604,467	—	—	6,604,467
Other financial liabilities	95,591	5,051	56,248	156,890

(In millions of Korean won)	December 31, 2017
Financial assets	Loans and receivables		Assets at fair value through profit or loss		Derivatives used for hedge		Available- for-sale		Held-to- Maturity		Total
Cash and cash equivalents	~~W~~	1,928,182	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,928,182
Trade and other receivables		6,671,302		—		—		—		—		6,671,302
Other financial assets		1,333,317		5,813		7,389		380,953		151		1,727,623

(In millions of Korean won)	December 31, 2017
Financial liabilities	Liabilities at fair value through profit or loss		Derivatives used for hedge		Financial liabilities at amortized cost		Total
Trade and other payables	~~W~~	—	~~W~~	—	~~W~~	8,425,503	~~W~~	8,425,503
Borrowings		—		—		6,683,662		6,683,662
Other financial liabilities		5,051		93,770		87,669		186,490

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

5.	Trade and Other Receivables

Trade and other receivables as at June 30, 2018 and December 31, 2017, are as follows:

	June 30, 2018
(In millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,345,127	~~W~~	(437,932)	~~W~~	(8,827)	~~W~~	2,898,368
Other receivables		2,482,636		(66,053)		(229)		2,416,354

Total	~~W~~	5,827,763	~~W~~	(503,985)	~~W~~	(9,056)	~~W~~	5,314,722

Non-current assets
Trade receivables	~~W~~	350,196	~~W~~	(2,412)	~~W~~	(15,407)	~~W~~	332,377
Other receivables		516,159		(18,747)		(27,978)		469,434

Total	~~W~~	866,355	~~W~~	(21,159)	~~W~~	(43,385)	~~W~~	801,811

	December 31, 2017
(In millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,286,169	~~W~~	(438,817)	~~W~~	(7,508)	~~W~~	2,839,844
Other receivables		3,069,216		(66,402)		(187)		3,002,627

	~~W~~	6,355,385	~~W~~	(505,219)	~~W~~	(7,695)	~~W~~	5,842,471

Non-current assets
Trade receivables	~~W~~	366,107	~~W~~	(610)	~~W~~	(12,803)	~~W~~	352,694
Other receivables		522,458		(17,970)		(28,351)		476,137

	~~W~~	888,565	~~W~~	(18,580)	~~W~~	(41,154)	~~W~~	828,831

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Details of aging analysis of trade receivables as at June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Neither past due nor impaired	~~W~~	2,637,611	~~W~~	2,661,406

Past due and impaired
Up to 6 months		736,253		701,032
6 months to 12 months		91,315		70,190
Over 12 months		205,910		199,337

		1,033,478		970,559
Less: Provision for impairment		(440,344)		(439,427)

Total	~~W~~	3,230,745	~~W~~	3,192,538

Details of other receivables as at June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Loans	~~W~~	83,907	~~W~~	84,682
Receivables[1]		2,411,466		2,998,532
Accrued income		9,544		12,186
Refundable deposits		376,424		391,458
Loan receivables		45,800		34,273
Finance lease receivables		21,518		20,526
Others		21,929		21,479
Less: Provision for impairment		(84,800)		(84,372)

Total	~~W~~	2,885,788	~~W~~	3,478,764

[1]	As at June 30, 2018, the settlement receivables of BC Card Co., Ltd. of ~~W~~1,693,980 million (December 31, 2017: ~~W~~ 2,262,829 million) are included.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Details of aging analysis of other receivables as at June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Neither past due nor impaired	~~W~~	2,658,065	~~W~~	3,300,136

Past due and impaired
Up to 6 months		230,599		169,894
6 months to 12 months		23,625		16,052
Over 12 months		58,299		77,054

		312,523		263,000
Less: Provision for impairment		(84,800)		(84,372)

Total	~~W~~	2,885,788	~~W~~	3,478,764

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at June 30, 2018.

A portion of the trade receivables is classified as financial asset at fair value through other comprehensive income considering the trade receivables’ business model for managing the asset and the cash flow characteristics of the contract.

6.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Other financial assets
Financial assets at amortized cost[1,2]	~~W~~	1,135,484	~~W~~	1,333,368
Financial assets at fair value through profit or loss[1,2]		111,204		5,913
Financial assets at fair value through other comprehensive income[1,2]		348,485		—
Available-for-sale financial assets		—		380,953
Derivatives used for hedge		22,837		7,389
Less: Non-current		(757,705)		(754,992)

Current	~~W~~	860,305	~~W~~	972,631

Other financial liabilities
Financial liabilities amortized cost	~~W~~	95,591	~~W~~	87,669
Financial liabilities at fair value through profit or loss		5,051		5,051
Derivatives used for hedge		56,248		93,770
Less: Non-current		(155,119)		(149,267)

Current	~~W~~	1,771	~~W~~	37,223

[1]

As at June 30, 2018, MMW(Money Market Wrap) and MMT(Money Market Trust) amounting to ~~W~~ 619,371 million is included in other financial assets. As at June 30, 2018, the Group’s financial instruments amounting to ~~W~~ 62,557 million (December 31, 2017: ~~W~~ 59,660 million), which consist of checking account deposits and deposits for Win-win Growth Cooperative loans, are subject to withdrawal restrictions.

[2]	In the prior financial year, a portion of the equity instrument was classified as available-for-sale financial assets and financial assets held-to-maturity.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Details of valuation of derivatives used for hedging as at June 30, 2018 and December 31, 2017 are as follows:

(In millions of Korean won)	June 30, 2018				December 31, 2017
	Assets		Liabilities		Assets		Liabilities
Interest rate swap[1]	~~W~~	—	~~W~~	528	~~W~~	—	~~W~~	2,633
Currency swap [2]		22,837		51,819		7,389		81,300
Currency forwards [3]		—		3,900		—		9,837

Total		22,837		56,247		7,389		93,770
Less: non-current		—		(54,476)		(4,675)		(56,547)

Current	~~W~~	22,837	~~W~~	1,771	~~W~~	2,714	~~W~~	37,223

[1]	The interest rate swap contract is to hedge the risk of variability in future fair value of the bond.
[2]

The currency swap contract is to hedge the risk of variability in cash flow from the bond. In applying the cash flow hedge accounting, the Group hedges its exposures to cash flow fluctuation until September 7, 2034.

[3]	The currency forward contract is to hedge the risk of variability in cash flow from transactions in foreign currencies due to changes in foreign exchange rate.

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gains and losses on the derivative contracts for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018						2017
Type of Transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Interest rate swap	~~W~~	116	~~W~~	—	~~W~~	1,989	~~W~~	—	~~W~~	(75)	~~W~~	(888)
Currency swap		76,274		—		28,488		—		77,813		(62,253)
Currency forwards		5,937		—		—		—		11,861		(393)

Total	~~W~~	82,327	~~W~~	—	~~W~~	30,477	~~W~~	—	~~W~~	89,599	~~W~~	(63,534)

[1]	The amounts are before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The Group recognized valuation gain of ~~W~~3,162 million (June 30, 2017: valuation loss of ~~W~~21 million) for the six-month period ended June 30, 2018, as the ineffective portion of cash flow hedge in the statement of profit or loss.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Details of financial assets at fair value through profit or loss as at June 30, 2018 are as follows:

(In millions of Korean won)	June 30, 2018
Listed equity securities	~~W~~	147
Unlisted equity securities		49,594
Debt securities		61,463

Total		111,204
Less: non-current		(98,373)

Current	~~W~~	12,831

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at June 30, 2018.

Investment in Korea Software Financial Cooperative amounting to ~~W~~1,000 million is provided as collateral as consideration for payment guarantees provided by Korea Software Financial Cooperative.

~~W~~86,138 million of available-for-sale in 2017 was classified as financial assets at fair value through profit or loss.

Details of Financial assets at fair value through other comprehensive income as at June 30, 2018 are as follows:

(In millions of Korean won)	June 30, 2018
Listed equity securities	~~W~~	11,108
Unlisted equity securities		330,931
Debt securities		6,446

Total		348,485

Less: non-current		(348,485)
Current	~~W~~	—

~~W~~257,766 million of available-for-sale in 2017 was classified as financial assets at fair value through other comprehensive income.

Upon disposal of these equity investments, any balance within the accumulated other comprehensive income for these equity investments is reclassified to retained earnings and is not reclassified to profit or loss. Upon disposal of debt investments, any balance within the accumulated other comprehensive income for debt investments is reclassified to profit or loss.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

7.	Inventories

Inventories as at June 30, 2018 and December 31, 2017, are as follows:

	June 30, 2018						December 31, 2017
(In millions of Korean won)	Acquisition cost		Valuation allowance		Book amount		Acquisition cost		Valuation allowance		Book amount
Merchandise	~~W~~	683,261	~~W~~	(98,063)	~~W~~	585,198	~~W~~	504,321	~~W~~	(58,293)	~~W~~	446,028
Others		9,253		—		9,253		11,698		—		11,698

Total	~~W~~	692,514	~~W~~	(98,063)	~~W~~	594,451	~~W~~	516,019	~~W~~	(58,293)	~~W~~	457,726

Cost of inventories recognized as expenses for the six-month period ended June 30, 2018, amounts to ~~W~~1,883,796 million (six-month period ended June 30, 2017: ~~W~~1,726,822 million) and valuation loss on inventory amounts to ~~W~~39,770 million for the six-month period ended June 30, 2018 (six-month period ended June 30, 2017: ~~W~~841 million of reversal of loss).

8.	Other Assets and Liabilities

Other assets and liabilities as at June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Other assets
Advance payments	~~W~~	160,143	~~W~~	164,950
Prepaid expenses[1]		1,667,438		241,078
Contract assets[1]		377,574		—
Others		7,872		5,998
Less: Non-current		(537,007)		(107,166)

Current	~~W~~	1,676,020	~~W~~	304,860

Other liabilities
Advances received	~~W~~	186,860	~~W~~	183,735
Withholdings		84,994		85,142
Unearned revenue		32,514		23,036
Contract liabilities[1]		326,804		—
Others		17,515		11,629
Less: Non-current		(77,225)		(45,227)

Current	~~W~~	571,462	~~W~~	258,315

[1]	As explained in Note 2, amounts include adjustments arising from adoption of Korean IFRS 1115 (Note 18 and 30).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

9.	Property and Equipment, Investment Properties, Intangible Assets, and Leases

Changes in property and equipment for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Beginning, net	~~W~~	13,562,319	~~W~~	14,312,111
Acquisition and capital expenditure		772,188		652,374
Disposal and termination		(49,363)		(116,677)
Depreciation		(1,354,014)		(1,382,514)
Transfer to investment property		94,625		(77,774)
Others		(25,721)		22,162

Ending, net	~~W~~	13,000,034	~~W~~	13,409,682

Details of property and equipment provided as collateral as at June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Carrying amount	Secured amount	Related line item	Related amount	Secured party
Land and buildings	~~W~~13,297	~~W~~17,257	Borrowings	~~W~~6,079	Standard Charted Bank/ Korea Development Bank
Others	~~W~~52,492	~~W~~40,381	Borrowings	~~W~~13,460	Shinhan Bank

(In millions of Korean won)	December 31, 2017
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and buildings	~~W~~	13,115	~~W~~	15,995	Borrowings	~~W~~	2,730	Standard Charted Bank/ Korea Development Bank/
Others	~~W~~	53,757	~~W~~	38,570	Borrowings	~~W~~	16,071	Shinhan Bank

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Changes in investment properties for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Beginning	~~W~~	1,189,531	~~W~~	1,148,044
Acquisition		56,345		26,938
Disposal		—		(21,669)
Depreciation		(22,591)		(31,093)
Transfer from property and equipment		(94,625)		77,774

Ending	~~W~~	1,128,660	~~W~~	1,199,994

Details of investment properties provided as collateral as at June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	798,442	~~W~~	101,732	Deposits	~~W~~	86,892
Land and Buildings	~~W~~	5,376	~~W~~	6,643	Borrowings	~~W~~	3,321

(In millions of Korean won)	December 31, 2017
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	772,708	~~W~~	104,861	Deposits	~~W~~	90,150
Land and Buildings	~~W~~	7,897	~~W~~	7,905	Borrowings	~~W~~	5,270

Changes in intangible assets for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Beginning, net	~~W~~	2,632,703	~~W~~	3,022,803
Acquisition and capital expenditure		89,036		249,298
Disposal and termination		(9,079)		(6,760)
Amortization		(311,880)		(313,134)
Others		49,186		(610)

Ending, net	~~W~~	2,449,966	~~W~~	2,951,597

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

The carrying amount of facility usage rights with indefinite useful life not subject to amortization, except for goodwill, is ~~W~~237,150 million as at June 30, 2018 (December 31, 2017: ~~W~~238,053 million).

The Group won a portion of the 3.5GHz and 28GHz bands at an auction in June 2018 under Article 1 Frequency Allocation by Consideration of the Radio Waves Act.

Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As at June 30, 2018, goodwill allocated to each cash-generation unit is as follows:

(In millions of Korean won)
	Amount
Cash generating Unit
Marketing/Customer
Telecom Wireless business	~~W~~	65,057
Finance
BC Card Co., Ltd.		41,234
Others
PlayD Co., Ltd. (N SEARCH MARKETING Corporation)		42,745
KT Telecop Co., Ltd.		19,669
GENIE Music Corporation (KT Music Corporation) and others		19,845

Total	~~W~~	188,550

The Group’s non-cancellable lease arrangements as at June 30, 2018, are as follows:

(a) The Group as a Lessee

Finance Lease

Details of finance lease assets as at June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Acquisition costs	~~W~~	323,492	~~W~~	325,975
Less: Accumulated depreciation		(137,556)		(126,091)

Net balance	~~W~~	185,936	~~W~~	199,884

As at June 30, 2018, the Group recognizes financial lease assets as other property and equipment. The related depreciation amounted to ~~W~~30,901 million (six-month period ended June 30, 2017: ~~W~~28,942 million) for the six-month period ended June 30, 2018.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Details of future minimum lease payments as at June 30, 2018 and December 31, 2017, under finance lease contracts are summarized below:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Total amount of minimum lease payments
Within one year	~~W~~	79,662	~~W~~	88,441
From one year to five years		125,934		132,113
More than five years		110		81

Total		205,706		220,635

Unrealized interest expense		42,186		43,758

Net amount of minimum lease payments
Within one year		60,736		68,651
From one year to five years		102,676		108,146
More than five years		108		80

Total	~~W~~	163,520	~~W~~	176,877

Operating Lease

Details of future minimum lease payments as at June 30, 2018 and December 31, 2017, under operating lease contracts are summarized below:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Within one year	~~W~~	103,444	~~W~~	109,258
From one year to five years		195,155		266,434
Thereafter		—		1,635

Total	~~W~~	298,599	~~W~~	377,327

Operating lease expenses incurred for the six-month periods ended June 30, 2018 and 2017, amounted to ~~W~~62,027 million and ~~W~~61,217 million, respectively.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

10.	Investments in Associates and Joint Ventures

Details of associates as at June 30, 2018 and December 31, 2017, are as follows:

	Percentage of ownership (%)		Location	Date of financial statements
	June 30, 2018	December 31, 2017
Korea Information & Technology Fund	33.30%	33.3%	Korea	June 30
KT-SB Venture Investment Fund[1]	50.00%	50.0%	Korea	June 30
KT-IBKC Future Investment Fund 1[1]	50.00%	50.0%	Korea	June 30
KT-CKP New Media Investment Fund	49.70%	49.7%	Korea	June 30
K Bank Inc.[1]	10.00%	10.0%	Korea	June 30

[1]

At the end of the reporting period, even though the Group (KT-SB Venture Investment Fund and KT-IBKC Future Investment Fund 1) has 50% ownership, the equity method of accounting has been applied as the Group, which is a limited partner of investment fund, cannot participate in determining the operating and financial policies. Also, 8% of non-voting convertible stock are excluded from percentage of ownership for K bank Inc.

Changes in investments in associates and joint ventures for the six-month periods ended June 30, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures[1]		Others		Ending
Korea Information & Technology Fund	~~W~~	139,534	~~W~~	—	~~W~~	8,869	~~W~~	(3,959)	~~W~~	144,444
KT-SB Venture Investment Fund		2,942		—		(3)		—		2,939
KT-IBKC Future Investment Fund[1]		10,825		—		461		(1)		11,285
KT-CKP New Media Investment Fund		2,294		(405)		(756)		1		1,134
K Bank Inc.		42,108		—		(7,123)		66		35,051
Others		81,728		6,527		(1,639)		(8,417)		78,199

	~~W~~	279,431	~~W~~	6,122	~~W~~	(191)	~~W~~	(12,310)	~~W~~	273,052

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

	2017
(In millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures[1]		Others		Ending
Korea Information & Technology Fund	~~W~~	134,969	~~W~~	—	~~W~~	(715)	~~W~~	1,036	~~W~~	135,290
KT-SB Venture Investment		4,736		(1,069)		(721)		—		2,946
Mongolian Telecommunications		6,244		—		(272)		(5)		5,967
KT-IBKC Future Investment Fund[1]		3,621		7,500		(149)		—		10,972
KT-CKP New Media Investment Fund		4,454		(2,700)		738		(1)		2,491
KT Wibro Infra Co., Ltd.		52,200		(52,200)		—		—		—
Others		77,851		1,373		(1,310)		(1,746)		76,168

	~~W~~	284,075	~~W~~	(47,096)	~~W~~	(2,429)	~~W~~	(716)	~~W~~	233,834

[1]

KT investment Co., Ltd., a subsidiary of the Group, recognized its share in net loss from associates and joint ventures as operating revenue and expense. These include its share in loss from associates and joint ventures of ~~W~~431 million (six-month period ended June 30, 2017: ~~W~~20 million) recognized as operating expense during the period.

Summarized financial information of associates and joint ventures as at and for the six-month periods ended June 30, 2018 and 2017, is as follows:

(In millions of Korean won)	June 30, 2018
	Assets		Liabilities		Operating revenue		Profit (loss) for the period
Korea Information & Technology Fund	~~W~~	433,331	~~W~~	—	~~W~~	35,366	~~W~~	26,633
KT-SB Venture Investment		5,879		1		—		(5)
KT-IBKC Future Investment Fund[1]		22,721		150		1,227		921
KT-CKP New Media Investment Fund		2,284		2		275		(1,522)
K Bank Inc.		1,800,013		1,605,419		29,682		(39,548)

(In millions of Korean won)	December 31, 2017				June 30, 2017
	Assets		Liabilities		Operating revenue		Profit (loss) for the period
Korea Information & Technology Fund	~~W~~	418,601	~~W~~	—	~~W~~	12,600	~~W~~	(2,145)
KT-SB Venture Investment		5,890		6		3		(1,442)
KT-IBKC Future Investment Fund[1]		21,801		152		7		(299)
KT-CKP New Media Investment Fund		4,620		—		1,421		1,485

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Due to the discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ~~W~~5,597 million for the six-month period ended June 30, 2018 (six-month period ended June 30, 2017: ~~W~~1,410 million of unrecognized gain). The accumulated comprehensive loss of associates and joint ventures as at June 30, 2018, which was not recognized by the Group is ~~W~~22,642 million (December 31, 2017: ~~W~~17,045 million).

11.	Trade and Other Payables

Details of trade and other payables as at June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Current liabilities
Trade payables	~~W~~	1,120,729	~~W~~	1,399,287
Other payables		5,137,731		6,024,847

Total	~~W~~	6,258,460	~~W~~	7,424,134

Non-current liabilities
Trade payables	~~W~~	4,515	~~W~~	4,787
Other payables		759,268		996,582

Total	~~W~~	763,783	~~W~~	1,001,369

Details of other payables as at June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Non-trade payables[1]	~~W~~	3,533,881	~~W~~	4,773,223
Accrued expenses		1,172,385		1,011,089
Operating deposits		825,638		850,999
Others		365,095		386,118
Less: non-current		(759,268)		(996,582)

Current	~~W~~	5,137,731	~~W~~	6,024,847

[1]	Settlement payables of BC Card Co., Ltd., a subsidiary of the Group, of ~~W~~1,812,550 million related to credit card transactions included as at June 30, 2018 (December 31, 2017: ~~W~~2,365,477 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

12.	Borrowings

Details of borrowings as at June 30, 2018 and December 31, 2017, are as follows:

Debentures

(In millions of Korean won and foreign currencies in thousands)				June 30, 2018			December 31, 2017
Type	Maturity	Annual interest rates		Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes[1]	Sept. 07, 2034	6.50%		USD 100,000	~~W~~	112,170	USD 100,000	~~W~~	107,140
FR notes[2]	Aug. 28, 2018	LIBOR +1.15	(3M) %	USD 300,000		336,510	USD 300,000		321,420
MTNP notes	Apr. 22, 2019	2.63%		USD 350,000		392,595	USD 350,000		374,990
MTNP notes	Jan. 29, 2018	—		—		—	JPY 6,800,000		64,539
MTNP notes	Feb. 23, 2018	—		—		—	JPY 15,000,000		142,367
MTNP notes	July 18, 2026	2.50%		USD 400,000		448,680	USD 400,000		428,560
MTNP notes	Aug. 07, 2022	2.63%		USD 400,000		448,680	USD 400,000		428,560
The 173-2nd Public bond	Aug. 06, 2018	6.62%		—		100,000	—		100,000
The 179th Public bond	Mar. 29, 2018	—		—		—	—		260,000
The 180-2nd Public bond	Apr. 26, 2021	4.71%		—		380,000	—		380,000
The 181-2nd Public bond	Aug. 26, 2018	3.99%		—		90,000	—		90,000
The 181-3rd Public bond	Aug. 26, 2021	4.09%		—		250,000	—		250,000
The 182-2nd Public bond	Oct. 28, 2021	4.31%		—		100,000	—		100,000
The 183-2nd Public bond	Dec. 22, 2021	4.09%		—		90,000	—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.27%		—		160,000	—		160,000
The 184-1st Public bond	Apr. 10, 2018	—		—		—	—		120,000
The 184-2nd Public bond	Apr. 10, 2023	2.95%		—		190,000	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.17%		—		100,000	—		100,000
The 185-1st Public bond	Sept. 16, 2018	3.46%		—		200,000	—		200,000
The 185-2nd Public bond	Sept. 16, 2020	3.65%		—		300,000	—		300,000
The 186-2nd Public bond	June 26, 2019	3.08%		—		170,000	—		170,000
The 186-3rd Public bond	June 26, 2024	3.42%		—		110,000	—		110,000
The 186-4th Public bond	June 26, 2034	3.70%		—		100,000	—		100,000
The 187-2nd Public bond	Sept. 02, 2019	2.97%		—		220,000	—		220,000
The 187-3rd Public bond	Sept. 02, 2024	3.31%		—		170,000	—		170,000
The 187-4th Public bond	Sept. 02, 2034	3.55%		—		100,000	—		100,000
The 188-1st Public bond	Jan. 29, 2020	2.26%		—		160,000	—		160,000
The 188-2nd Public bond	Jan. 29, 2025	2.45%		—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.71%		—		50,000	—		50,000
The 189-1st Public bond	Jan. 27, 2019	1.76%		—		100,000	—		100,000
The 189-2nd Public bond	Jan. 27, 2021	1.95%		—		130,000	—		130,000
The 189-3rd Public bond	Jan. 27, 2026	2.20%		—		100,000	—		100,000
The 189-4rd Public bond	Jan. 27, 2036	2.35%		—		70,000	—		70,000
The 17th unsecured bond	Apr. 22, 2018	—		—		—	—		60,000
The 190-1st Public bond	Jan. 29, 2021	2.55%		—		110,000	—		—
The 190-2nd Public bond	Jan. 30, 2023	2.75%		—		150,000	—		—

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won and foreign currencies in thousands)			June 30, 2018			December 31, 2017
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 190-3rd Public bond	Jan. 30, 2028	2.95%	—		170,000	—		—
The 190-4th Public bond	Jan. 30, 2038	2.93%	—		70,000	—		—

					5,918,635			5,987,576
Less: Current portion					(1,388,189)			(1,357,776)
Discount on bonds					(19,049)			(19,347)

Total				~~W~~	4,511,397		~~W~~	4,610,453

[1]

As at June 30, 2018, the Controlling Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN Program has been suspended since 2007.

[2]	LIBOR (3M) is approximately 2.336% as at June 30, 2018.

Short-term borrowings

(In millions of Korean won)
Type	Financial institution	Annual interest rates	June 30, 2018	December 31, 2017
Operational	Shinhan Bank	2.99%~4.41%	~~W~~111,300	~~W~~113,300
	Korea Development Bank	2.25%~3.97%	15,400	12,000
	KEB Hana Bank	3.95%	3,000	—
	SooHyup Bank	4.52%	3,000	3,000
	Total		~~W~~132,700	~~W~~128,300

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Long-term borrowings

(In millions of Korean won and thousands of foreign currencies)			June 30, 2018			December 31, 2017
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import	Inter-Korean
Bank of Korea	Cooperation Fund[1]	1.50%	—	~~W~~	4,194	—	~~W~~	4,688
Shinhan Bank	General loans	2.50~2.93%	—		35,000	—		30,000
	Facility loans	—	—		—	—		6,000
	Vessel facility loans [2]	LIBOR(3M)+0.706%	USD 12,000		13,460	USD 15,000		16,071
KEB Hana Bank	General loans	—	—		—	—		3,000
Standard Charted Bank	General loans	3.16%	—		6,000	—		8,000
NongHyup Bank	General loans	2.86%	—		8,000	—		8,000
	Facility loans	2.00%	—		116	—		123
Industrial Bank of Korea	General loans	3.02%~3.27%	—		40,000	—		30,000
Kookmin Bank	Facility loans	—	—		—	—		2,333
NH Investment & Security Co., Ltd.	Commercial papers	3.17%	—		300,000	—		300,000
Others	Redeemable convertible preferred stock [3]	1.00%	—		950	—		950
	Kookmin Bank and other	4.16%	USD 146,566		164,460	USD 166,108		177,968

				~~W~~	572,180		~~W~~	587,133

	Less: Current portion			~~W~~	(419,089)		~~W~~	(87,398)

	Total			~~W~~	153,091		~~W~~	499,735

[1]	The Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
[2]	LIBOR (3M) is approximately 2.336% as at June 30, 2018.
[3]	Skylife TV Co., Ltd., a subsidiary of the Group, issued 1,900,000 of redeemable convertible preferred stock with a par value per share of ~~W~~500 in 2010.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Repayment schedule of the Group’s debentures and borrowings including the portion of current liabilities as at June 30, 2018, is as follows:

(In millions of Korean won)
	Debentures						Borrowings						Total
	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
July 1, 2018~June 30, 2019	~~W~~	660,000	~~W~~	729,105	~~W~~	1,389,105	~~W~~	501,218	~~W~~	50,571	~~W~~	551,789	~~W~~	1,940,894
July 1, 2019~June 30, 2020		380,000		—		380,000		7,496		50,571		58,067		438,067
July 1, 2020~June 30, 2021		920,000		—		920,000		15,546		43,841		59,387		979,387
July 1, 2021~June 30, 2022		440,000		—		440,000		518		32,880		33,398		473,398
Thereafter		1,780,000		1,009,530		2,789,530		2,239		—		2,239		2,791,769

	~~W~~	4,180,000	~~W~~	1,738,635	~~W~~	5,918,635	~~W~~	527,017	~~W~~	177,863	~~W~~	704,880	~~W~~	6,623,515

Carrying amount and fair value of the Group’s debentures and borrowings as at June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018				December 31, 2017
Type	Carrying amount		Fair Value		Carrying amount		Fair Value
Debentures	~~W~~	5,899,586	~~W~~	5,953,407	~~W~~	5,968,229	~~W~~	6,022,551
Long-term borrowings (including current portion of long-term borrowings)		572,180		572,870		587,133		587,475
Short-term borrowings		132,700		132,700		128,300		128,300

Total	~~W~~	6,604,466	~~W~~	6,658,977	~~W~~	6,683,662	~~W~~	6,738,326

The fair values of debentures and long-term borrowings are calculated by discounting the expected future cash flows at weighted average borrowing rate. The weighted average borrowing rate is approximately 3.32% as at June 30, 2018 (December 31, 2017: 3.37%). The carrying amount of borrowings of subsidiaries is the reasonable approximation of the fair value.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

13.	Provisions

Changes in provisions for the six-month periods ended June 30, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	18,306	~~W~~	100,216	~~W~~	84,508	~~W~~	203,030
Increase (transfer)		5		2,765		13,144		15,914
Usage		(340)		(1,123)		(9,334)		(10,797)
Reversal		—		(910)		(683)		(1,593)

Ending balance	~~W~~	17,971	~~W~~	100,948	~~W~~	87,635	~~W~~	206,554

Current		16,898		1,797		62,368		81,063
Non-current		1,073		99,151		25,267		125,491

	2017
(In millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	19,038	~~W~~	101,312	~~W~~	76,829	~~W~~	197,179
Increase (transfer)		2,612		1,722		6,321		10,655
Usage		(40)		(1,694)		(7,580)		(9,314)
Reversal		—		(717)		(10,937)		(11,654)

Ending balance	~~W~~	21,610	~~W~~	100,623	~~W~~	64,633	~~W~~	186,866

Current		21,610		1,847		60,224		83,681
Non-current		—		98,776		4,409		103,185

14.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position as at June 30, 2018 and December 31, 2017, are determined as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Present value of defined benefit obligations	~~W~~	2,014,373	~~W~~	1,911,166
Fair value of plan assets		(1,499,079)		(1,519,779)

Liabilities	~~W~~	516,175	~~W~~	395,079

Assets	~~W~~	881	~~W~~	3,692

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Changes in the defined benefit obligations for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Beginning	~~W~~	1,911,166	~~W~~	1,713,184
Current service cost		109,776		104,108
Interest expense		24,746		18,863
Benefits paid		(38,438)		(48,592)
Remeasurements of net defined benefit liabilities		7,123		4,431

Ending	~~W~~	2,014,373	~~W~~	1,791,994

Changes in the fair value of plan assets for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Beginning	~~W~~	1,519,779	~~W~~	1,334,780
Interest income		20,181		14,656
Remeasurements on plan assets		(7,835)		(3,228)
Employer contributions		3,568		7,271
Benefits paid		(36,614)		(43,613)

Ending	~~W~~	1,499,079	~~W~~	1,309,866

Amounts recognized in the statements of profit or loss for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Current service cost	~~W~~	109,776	~~W~~	104,108
Net interest cost		4,565		4,207
Transfer out		(5,202)		(5,075)

Total expenses	~~W~~	109,139	~~W~~	103,240

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

15.	Commitments and Contingencies

As at June 30, 2018, major commitments with local financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,697,000	—
Commercial papers	NH Investment and Securities	KRW	300,000	300,000
Collateralized loan on electronic accounts receivable-trade	Shinhan Bank and others	KRW	502,560	66,300
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	—
Loans for working capital	Korea Development Bank and others	KRW	308,450	214,650
Green energy factoring	Shinhan Bank	KRW	8	8
FX forward trading commitment	Shinhan Bank	USD	11,500	—
Facility loans	Kookmin Bank and others	KRW	13,116	8,418
		USD	212,000	146,566
Facility loans on ships	Shinhan Bank	USD	30,000	12,000
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	4,194

Total		KRW	2,908,834	593,570
		USD	253,500	158,566

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

As at June 30, 2018, guarantees received from financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit
Performance guarantee	Seoul Guarantee Insurance and others	KRW	154,801
		USD	1,200
Guarantee for import letters of credit	Industrial Bank of Korea and others	USD	5,980
Guarantee for payment in Korean currency	Shinhan Bank	KRW	115,520
Guarantee for payment in foreign currency	KEB Hana Bank and others	USD	31,948
		PLN[1]	23,000
Comprehensive credit line	KEB Hana Bank and others	KRW	43,000
		USD	10,000
Bid guarantee	KEB Hana Bank	USD	400
Bid guarantee		KRW	75,894
Performance guarantee /Warranty Guarantee	Korea Software Financial Cooperative and others	KRW	300,680
Guarantee for advances received/others		KRW	107,970
Warranty guarantee	Seoul Guarantee Insurance	KRW	1,818
Guarantees for licensing		KRW	4,258
Guarantees for public sale		KRW	170
Guarantees for deposits		KRW	3,309

Total		KRW	807,420
		USD	49,528
		PLN[1]	23,000

[1]	Polish Zloty.

As at June 30, 2018, guarantees provided by the Group for third parties, are as follows:

(in millions of Korean won)	Subject to payment guarantees	Creditor	Limit	Used amount	Period
KT Estate Inc.	Busan Gaya Centreville Buyers	Shinhan Bank	~~W~~4,854	~~W~~1,669	Nov 10, 2017 ~Oct. 31, 2020
KT Estate Inc.	Daegu Beomeo-Crossroads SeohanIDaum Buyers	Shinhan Bank	8,172	2,847	Oct. 29, 2017 ~Nov. 30, 2020
KT Hitel Co., Ltd.	KEB Hana Bank	Cash payers	538	—	Nov 01, 2016 ~Oct. 31, 2018
KT Hitel Co., Ltd.	Korea Software Financial Cooperative	Samsung Card Co, Ltd and others	296	—	Nov 01, 2016 ~Oct 31, 2018
Nasmedia Co., Ltd.	Employee Stock Ownership Association	Korea Securities Finance	3	3	July 08, 2013 ~July 08, 2018

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at June 30, 2018, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~3,466 million.

During the six-month period ended June 30, 2018, the Group made agreements with the Securitization Specialty Companies (2018: Giga LTE Thirty seventh to Thirty ninth Securitization Specialty Co., Ltd., 2017: Giga LTE Thirty first to Thirty sixth Securitization Specialty Co., Ltd and M mobile First Securitization Specialty Co., Ltd), and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement the Group will receive asset management fees upon liquidation of securitization specialty company.

As at June 30, 2018, the Group is a defendant in 171 lawsuits with the total claimed amount of ~~W~~181,012 million (2017: ~~W~~112,639). As at June 30, 2018, litigation provisions of ~~W~~17,971 million for various pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated at the end of the reporting period.

In December 2013, Asia Broadcast Satellite Holdings Ltd. (“ABS”) filed a request for arbitration with the International Centre for Dispute Resolution of the American Arbitration Association for the compensation of damages from the relocation of the ground equipment and the alleged breach of the entrustment control contract related to the satellite Koreasat-3, which was made and entered into with the Controlling Company and its subsidiary, KT Sat Co., Ltd. In July 2017, the ICC issued a partial ruling that ABS owns the K3, and in March 2018, issued a final ruling that KT should pay compensation for damages to ABS. In response, KT filed a lawsuit in October, 2017, seeking the cancellation of the partial ruling in the Federal Court of the United States of America, and filed a lawsuit in May 2018 seeking the cancellation of the final ruling. The New York Federal Court dismissed the first lawsuit filed by KT in April 2018 and the second lawsuit in July 2018. KT filed an appeal with the second US Court of Appeals in August 2018 for the first and second rejections. The outcome of the appeal against the rejection of lawsuit seeking for the cancellation of the partial and final rulings cannot be reasonably estimated at the end of the reporting period.

According to the financial and other covenants included in certain debentures and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

At the end of the reporting period, the Group is offering construction completion guarantee agreement to development of Nonsan Hwagidong apartment complex. If a contingent event occurs in between November 24, 2017 and to August 9, 2019, the Group collaterally guarantees the debt of AbleNS 1st Co. up to ~~W~~6,000 million.

At the end of the reporting period, the Group participates in Algerie Sidi Abdela new town development consortium (percentage ownership: 2.5%) and has joint liability with other consortium participants.

At the end of the reporting period, contract amount of property and equipment acquisition agreement made but not yet recognized as liabilities amounts to ~~W~~665,353 million (December 31, 2017: ~~W~~622,059 million).

16.	Retained Earnings

Details of retained earnings as at June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Legal reserve[1]	~~W~~	782,725	~~W~~	782,249
Voluntary reserves[2]		4,651,904		4,651,362
Unappropriated retained earnings		5,539,009		4,420,561

Total	~~W~~	10,973,638	~~W~~	9,854,172

[1]

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Controlling Company’s majority shareholders.

[2]

The provision of research and development of human is separately accumulated with tax reserve fund during earned surplus disposal by Tax Reduction and Exemption Control Act of Korea. Reversal of this provision can be paid out as dividends according to related tax law.

17.	Other Components of Equity

The Group’s other components of equity as at June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018		December 31, 2017
Treasury stock	~~W~~	(852,938)	~~W~~	(853,108)
Gain on disposal of treasury stock		2,859		873
Share-based payments		3,242		6,483
Other[1]		(353,331)		(359,550)

Total	~~W~~	(1,200,168)	~~W~~	(1,205,302)

[1]	Profit and loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

As at June 30, 2018 and December 31 2017, details of treasury stock are as follows:

	June 30, 2018		December 31, 2017
Number of shares (in shares)		16,011,561		16,014,753
Amounts (in millions of Korean won)	~~W~~	852,938	~~W~~	853,108

Treasury stock is expected to be used for the stock compensation for the Group’s directors and employees and other purposes.

18.	Operating Revenues

Operating revenues for the three-month and six-month periods ended June 30, 2018 and 2017, are as follows:

(in millions of Korean won)	2018				2017
	Three months		Six months		Three months		Six months
Services provided	~~W~~	5,008,487	~~W~~	9,868,350	~~W~~	5,011,661	~~W~~	9,904,844
Sales of goods[1]		798,451		1,648,789		830,813		1,549,307

Total	~~W~~	5,806,938	~~W~~	11,517,139	~~W~~	5,842,474	~~W~~	11,454,151

[1]	Amounts include real estate construction arrangements that recognize revenue on a progress basis.

The contract assets and liabilities recognized in relation to the revenues from contracts with customers are as follows:

(in millions of Korean won)	2018. 6. 30		2018. 1.1
Contract assets	~~W~~	377,574	~~W~~	421,131
Contract liabilities		326,804		282,836

The Group recognized ~~W~~125,590 million as revenue in relation to the contractual liabilities carried over from the previous year.

The contract costs recognized as assets are as follows:

(in millions of Korean won)	2018. 6. 30		2018. 1.1
Contract costs recognized as assets	~~W~~	1,400,308	~~W~~	1,306,503

The Group recognized ~~W~~666,494 million of operating expenses in the current reporting period which relates to contract cost assets.

The Group did not recognize an impairment loss in anticipation of full recovery of costs recognized as assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

19.	Operating Expenses

Operating expenses for the three-month and six-month periods ended June 30, 2018 and 2017, are as follows:

(in millions of Korean won)	2018				2017
	Three months		Six months		Three months		Six months
Salaries and wages	~~W~~	987,493	~~W~~	1,909,606	~~W~~	872,123	~~W~~	1,741,905
Depreciation		669,655		1,348,658		687,863		1,387,245
Amortization of intangible assets		152,406		305,217		153,124		304,398
Commissions		259,715		528,057		261,892		538,109
Interconnection charges		155,294		311,998		148,136		326,805
International interconnection fee		57,764		113,499		48,456		110,001
Purchase of inventories		798,033		2,010,291		807,507		1,767,950
Changes of inventories		121,548		(136,725)		79,092		(41,969)
Sales commission		430,926		862,066		565,106		1,016,475
Service cost		381,843		735,464		374,712		702,107
Utilities		73,792		150,679		73,717		150,607
Taxes and dues		73,881		137,516		74,506		137,484
Rent		116,406		230,973		109,501		221,786
Insurance premium		16,750		35,619		15,352		29,315
Installation fee		34,691		70,183		35,876		81,786
Advertising expenses		39,648		84,336		53,659		88,427
Research and development expenses		40,340		83,728		37,899		80,179
Card service cost		777,078		1,513,059		786,787		1,538,423
Others		220,526		426,644		209,885		408,846

Total	~~W~~	5,407,789	~~W~~	10,720,868	~~W~~	5,395,193	~~W~~	10,589,879

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Details of employee benefits for the three-month and six-month periods ended June 30, 2018 and 2017, are as follows:

(in millions of Korean won)	2018				2017
	Three months		Six months		Three months		Six months
Short-term employee benefits	~~W~~	906,262	~~W~~	1,754,666	~~W~~	806,860	~~W~~	1,605,884
Post-employment benefits (Defined benefit plan)		54,733		109,139		52,821		103,240
Post-employment benefits (Defined contribution plan)		12,812		26,125		7,889		23,714
Post-employment benefits (Others)		12,064		16,434		3,112		6,186
Share-based payment		1,622		3,242		1,441		2,881

Total	~~W~~	987,493	~~W~~	1,909,606	~~W~~	872,123	~~W~~	1,741,905

20.	Other Income and Other Expenses

Other income for the three-month and six-month periods ended June 30, 2018 and 2017, consists of:

(in millions of Korean won)	2018				2017
	Three months		Six months		Three months		Six months
Gain on disposal of property and equipment and investment properties	~~W~~	10,523	~~W~~	32,288	~~W~~	6,203	~~W~~	11,954
Gain on disposal of intangible assets		2,993		3,824		1,240		1,803
Compensation on property and equipment		36,629		56,423		24,370		49,046
Gain on government subsidies		2,682		6,680		4,236		7,548
Gain on disposal of investments in associates		—		—		—		502
Others		8,638		15,267		47,313		60,145

Total	~~W~~	61,465	~~W~~	114,482	~~W~~	83,362	~~W~~	130,998

Other expenses for the three-month and six-month periods ended June 30, 2018 and 2017, consists of:

(in millions of Korean won)	2018				2017
	Three months		Six months		Three months		Six months
Loss on disposal of property and equipment and investment properties	~~W~~	22,755	~~W~~	35,378	~~W~~	61,056	~~W~~	116,785
Loss on disposal of intangible assets		3,594		3,759		874		2,145
Loss on disposal of investments in associates		7		7		1,476		1,476
Donation		12,631		24,221		25,569		35,610
Others		20,495		61,281		63,463		79,556

Total	~~W~~	59,482	~~W~~	124,646	~~W~~	152,438	~~W~~	235,572

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

21.	Finance Income and Costs

Details of finance income for the three-month and six-month periods ended June 30, 2018 and 2017, are as follows:

(in millions of Korean won)	2018				2017
	Three months		Six months		Three months		Six months
Interest income	~~W~~	63,696	~~W~~	119,403	~~W~~	18,286	~~W~~	35,611
Gain on foreign currency transactions		3,452		5,408		51,722		69,831
Gain on foreign currency translation		(1,296)		7,417		(100,104)		98,321
Gain on settlement of derivatives		—		10,030		—		—
Gain on valuation of derivatives		82,239		82,327		—		—
Others		1,732		2,263		482		2,599

Total	~~W~~	149,823	~~W~~	226,848	~~W~~	(29,614)	~~W~~	206,362

Details of finance costs for the three-month and six-month periods ended June 30, 2018 and 2017, are as follows:

(in millions of Korean won)	2018				2017
	Three months		Six months		Three months		Six months
Interest expenses	~~W~~	72,342	~~W~~	150,247	~~W~~	76,504	~~W~~	152,273
Loss on foreign currency transactions		5,849		19,618		9,064		16,388
Loss on foreign currency translation		88,349		91,152		(5,499)		4,221
Loss on settlement of derivatives		—		—		43,567		58,569
Loss on valuation of derivatives		(9,205)		—		(96,180)		89,599
Loss on disposal of trade receivables		3,644		7,944		5,906		8,619
Others		12		39		86		102

Total	~~W~~	160,991	~~W~~	269,000	~~W~~	33,448	~~W~~	329,771

22.	Tax Expense

Income tax expense is recognized based on the best estimate of weighted average annual income tax rate expected for the full financial year. The estimated average annual income tax rate used for the year ended December 31, 2018, is 32.17%.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

23.	Earnings Per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Controlling Company by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.

Basic earnings per share from operations for the three-month and six-month periods ended June 30, 2018 and 2017, is calculated as follows:

	2018				2017
	Three months		Six months		Three months		Six months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	251,022	~~W~~	447,979	~~W~~	222,199	~~W~~	422,952
Weighted average number of ordinary shares outstanding (in number of shares)		245,098,739		245,097,901		244,973,181		244,972,416
Basic earnings per share (in Korean won)		1,024		1,828		907		1,727

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Controlling Company has dilutive potential ordinary shares from potential ordinary shares from convertible preferred stocks, convertible bond, stock options and other share-based payments.

Diluted earnings per share from operations for the three-month and six-month periods ended June 30, 2018 and 2017, is calculated as follows:

	2018				2017
	Three months		Six months		Three months		Six months
Profit attributable to ordinary shares (In millions of Korean won)	~~W~~	251,022	~~W~~	447,979	~~W~~	222,199	~~W~~	422,952
Adjusted net loss attributable to ordinary shares (In millions of Korean won)		(65)		(65)		—		(18)
Diluted profit attributable to ordinary shares (In millions of Korean won)		250,957		447,914		222,199		422,934
Number of dilutive potential ordinary shares outstanding (in number of shares)		1,508		2,346		1,716		2,481
Weighted average number of ordinary shares outstanding (in number of shares)		245,100,247		245,100,247		244,974,897		244,974,897
Diluted earnings per share (in Korean won)		1,024		1,827		907		1,726

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

24.	Cash Generated from Operations

Cash flows from operating activities for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
1. Profit for the period	~~W~~	504,764	~~W~~	482,420
2. Adjustments to reconcile net income
Income tax expense		239,431		151,460
Interest income[1]		(129,491)		(42,483)
Interest expense		150,247		152,273
Dividend income		(1,516)		(2,821)
Depreciation		1,376,630		1,413,607
Amortization of intangible assets		311,217		313,134
Provisions for severance benefits		114,341		108,315
Bad debts expense		38,595		22,690
Share of net loss of associates and joint ventures		191		2,429
Loss on disposal of investment in associates and joint ventures		7		974
Loss on disposal of property and equipment, and investment in properties		3,090		104,831
Loss (gain) on disposal of intangible assets		(65)		342
Loss (gain) on foreign currency translation		83,767		(94,100)
Loss (gain) on derivatives		(92,357)		148,168
Gain on disposal of financial assets at fair value through profit or loss		(1,432)		—
Gain on valuation of financial assets at fair value through profit or loss		(20)		—
Others		(97,526)		(187,330)
3. Changes in operating assets and liabilities
Increase in trade receivables		(49,029)		(16,817)
Decrease in other receivables		572,885		882,128
Increase in other current assets		(53,715)		(321,585)
Decrease (increase) in other non-current assets		5,184		(143,546)
Increase in inventories		(176,763)		(43,494)
Decrease in trade payables		(282,407)		(78,855)
Decrease in other payables		(661,679)		(945,931)
Increase in other current liabilities		218,423		226,685
Increase (decrease) in other non-current liabilities		(19,204)		7,328
Increase (decrease) in provisions		4,785		(11,378)
Decrease in deferred revenue		(1,209)		(14,804)
Decrease in plan assets		70,459		34,462
Payment of severance benefits		(89,938)		(60,530)

4. Cash generated from operations (1+2+3)	~~W~~	2,037,665	~~W~~	2,087,572

[1]

BC Card Co., Ltd., a subsidiary of the Group, recognizes interest income as operating income. Interest income amounting to ~~W~~10,088 million (six-month period ended June 30, 2017: ~~W~~6,872 million) for the six-month period ended June 30, 2018, which is recognized as operating income, is included.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Significant transactions not affecting cash flows for the six-month periods ended June 30, 2018 and 2017, are as follows:

(In millions of Korean won)	2018		2017
Reclassification of the current portion of debentures	~~W~~	936,007	~~W~~	674,085
Reclassification of construction-in-progress to property and equipment		708,114		530,696
Reclassification of accounts payable from property and equipment		(194,031)		(404,993)
Reclassification of accounts payable from intangible assets		(259,569)		(219,061)
Reclassification of payable from defined benefit liability		(51,500)		(11,938)
Reclassification of payable from plan assets		(37,413)		1,880

25.	Changes in Liabilities Arising from Financing Activities

Changes in liabilities arising from financial activities for the six-month periods ended June 30, 2018 are as follows:

(in millions of Korean won)	2018
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange difference		Fair value change		Other changes
Borrowing	~~W~~	6,683,662	~~W~~	(180,692)	~~W~~	—	~~W~~	85,388	~~W~~	—	~~W~~	16,109	~~W~~	6,604,467
Financial lease liabilities		176,878		(37,838)		24,568		—		—		(88)		163,520
Derivative liabilities		98,820		(14,587)		—		(41,246)		38,111		(19,800)		61,298
Derivative assets		(7,389)		10,136		—		32,695		1,930		(60,209)		(22,837)
Total	~~W~~	6,951,971	~~W~~	(222,981)	~~W~~	24,568	~~W~~	76,837	~~W~~	40,041	~~W~~	(63,998)	~~W~~	6,806,448

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

26.	Segment Information

The Group’s operating segments are as follows:

Details	Business service
Customer/Marketing	Mobile/fixed line telecommunication service and convergence business
Corporate customer business	B2B business
Finance	Credit card business
Satellite TV	Satellite broadcasting business
All other segments	Information technology business, security business, global business and other businesses operated by subsidiaries.

Details of each segment for the three-month and six-month periods ended June 30, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Operating revenues				Operating income				Depreciation and amortization
	Three months		Six months		Three months		Six months		Three months		Six months
Customer/Marketing	~~W~~	3,391,717	~~W~~	6,840,658	~~W~~	653,518	~~W~~	1,321,101	~~W~~	436,713	~~W~~	873,426
Corporate customer business		891,314		1,739,531		(345,861)		(708,487)		295,048		600,003
Finance		893,497		1,752,557		44,592		94,341		5,717		11,722
Satellite TV		172,443		338,435		19,628		38,915		24,884		49,819
All other segments		1,343,338		2,608,365		42,362		73,607		57,694		115,129

Subtotal	~~W~~	6,692,309	~~W~~	13,279,546	~~W~~	414,239	~~W~~	819,477	~~W~~	820,056	~~W~~	1,650,099
Elimination		(885,371)		(1,762,407)		(15,090)		(23,206)		2,006		3,776

Consolidated amount	~~W~~	5,806,938	~~W~~	11,517,139	~~W~~	399,149	~~W~~	796,271	~~W~~	822,062	~~W~~	1,653,875

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

	2017
(In millions of Korean won)	Operating revenues				Operating income				Depreciation and amortization
	Three months		Six months		Three months		Six months		Three months		Six months
Customer/Marketing	~~W~~	3,330,355	~~W~~	6,620,403	~~W~~	686,474	~~W~~	1,372,276	~~W~~	419,073	~~W~~	838,146
Corporate customer business		877,399		1,688,004		(345,427)		(721,129)		336,945		682,718
Finance		935,691		1,811,759		80,204		122,167		7,351		14,880
Satellite TV		167,810		329,962		18,984		43,971		24,569		49,343
All other segments		1,412,158		2,680,483		13,821		60,828		50,761		102,049

Subtotal	~~W~~	6,723,413	~~W~~	13,130,611	~~W~~	454,056	~~W~~	878,113	~~W~~	838,699	~~W~~	1,687,136
Elimination		(880,939)		(1,676,460)		(6,775)		(13,841)		2,288		4,507

Consolidated amount	~~W~~	5,842,474	~~W~~	11,454,151	~~W~~	447,281	~~W~~	864,272	~~W~~	840,987	~~W~~	1,691,643

[1]	Due to the change in the reporting segment of the current period, the reporting segment of the prior period also reflected the change.

Operating revenues for the three-month and six-month periods ended June 30, 2018 and 2017 and non-current assets as at June 30, 2018 and December 31, 2017 by geographical regions, are as follows.

(in millions of Korean won)	2018
	Operating revenues				Non-current assets[1]
	Three months		Six months		June 30, 2018
Domestic	~~W~~	5,793,266	~~W~~	11,487,997	~~W~~	16,433,586
Overseas		13,672		29,142		145,074

Total	~~W~~	5,806,938	~~W~~	11,517,139	~~W~~	16,578,660

(in millions of Korean won)	2017
	Operating revenues				Non-current assets[1]
	Three months		Six months		December 31, 2017
Domestic	~~W~~	5,829,187	~~W~~	11,418,576	~~W~~	17,246,640
Overseas		13,287		35,575		137,914

Total	~~W~~	5,842,474	~~W~~	11,454,151	~~W~~	17,384,554

[1]	Non-current assets include property and equipment, intangible assets and investment property.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

27.	Related Party Transactions

The list of related parties of the Group as at June 30, 2018, is as follows:

Relationship	Name
Associates and joint ventures	Korea Information & Technology Investment Fund, K- REALTY CR REIT 1, KT-SB Venture Investment Fund, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., PHI Healthcare. (HooH Healthcare Inc.), KD Living, Inc., MOS GS Co., Ltd., MOS Daegu Co., Ltd., MOS Chungcheong Co., Ltd., MOS Gangnam Co., Ltd., MOS GB Co., Ltd., MOS BS Co., Ltd., MOS Honam Co., Ltd., Oscar Ent. Co., Ltd., KT-CKP New Media Investment Fund, LoginD Co., Ltd., K-REALTY CR-REIT 6, K Bank, Inc., NgeneBio, ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Gyeonggi-KT Green Growth Fund, Korea electronic Vehicle charging service, PT. Mitra Transaksi Indonesia, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC future investment fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd. CHAMP IT Co.,Ltd, GE Premier 1st Corporate Restructuring Real Estate Investment Trust Company, Alliance Internet Corp., JB Emerging Market Speciality Investment Private Equity Trust No.1

Others[1]	KT ENGCORE Co., Ltd.

[1]

Although the entity is not the related party of the Group in accordance with Korean IFRS 1024, the entity belongs to a large enterprise group in accordance with the Monopoly Regulation and Fair Trade Act.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Outstanding balances of receivables and payables in relation to transactions with related parties as at June 30, 2018 and December 31, 2017, are as follows:

		June 30, 2018
		Receivables						Payables
(In millions of Korean won)		Trade receivables		Loans		Other receivables		Trade payables		Other payables
Associates and joint ventures	K-REALTY CR REIT 1	~~W~~	746	~~W~~	—		33,110	~~W~~	—	~~W~~	—
	MOS GS Co., Ltd.		16		—		5		—		920
	MOS Daegu Co., Ltd.		2		—		—		—		1,334
	MOS Chungcheong Co., Ltd.		3		—		1		—		1,946
	MOS Gangnam Co., Ltd.		13		—		1		—		544
	MOS GB Co., Ltd.		16		—		1		—		843
	MOS BS Co., Ltd.		51		—		1		—		509
	MOS Honam Co., Ltd.		5		—		—		—		544
	K Bank, Inc.		708		—		7,931		—		296
	NgeneBio		—		2,510		—		—		—
	Others		426		—		1,244		—		733
Others	KT ENGCORE Co., Ltd.		4,590		—		5,011		299		64,925

Total		~~W~~	6,576	~~W~~	2,510	~~W~~	47,305	~~W~~	299	~~W~~	72,594

		December 31, 2017
		Receivables						Payables
(In millions of Korean won)		Trade receivables		Loans		Other receivables		Trade payables		Other payables
Associates and joint ventures	K-REALTY CR REIT 1	~~W~~	778	~~W~~	—	~~W~~	33,800	~~W~~	—	~~W~~	—
	MOS GS Co., Ltd.		17		—		—		—		392
	MOS Daegu Co., Ltd.		1		—		—		—		1,388
	MOS Chungcheong Co., Ltd.		1		—		290		—		1,827
	MOS Gangnam Co., Ltd.		6		—		1		—		287
	MOS GB Co., Ltd.		17		—		1		—		778
	MOS BS Co., Ltd.		34		—		1		—		46
	MOS Honam Co., Ltd.		2		—		1		—		384
	K Bank, Inc.		1,338		—		7,994		—		296
	NgeneBio		1		2,510		—		—		3
	Others		54		—		1,281		—		2,135
Others	KT ENGCORE Co., Ltd.		7,189		—		2,921		13,029		105,344

Total		~~W~~	9,438	~~W~~	2,510	~~W~~	46,290	~~W~~	13,029	~~W~~	112,880

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Significant transactions with related parties for the six-month periods ended June 30, 2018 and 2017, are as follows:

		2018
		Sales				Purchases
(In millions of Korean won)		Operating revenue		Other income		Operating expenses		Others[1]
Associates and joint ventures	K- REALTY CR REIT 1	~~W~~	804	~~W~~	—	~~W~~	16,851	~~W~~	—
	MOS GS Co., Ltd.		360		—		8,162		486
	MOS Daegu Co., Ltd.		173		—		5,801		300
	MOS Chungcheong Co., Ltd.		217		—		7,066		—
	MOS Gangnam Co., Ltd.		262		—		7,772		340
	MOS GB Co., Ltd.		529		—		10,513		418
	MOS BS Co., Ltd.		243		—		7,444		343
	MOS Honam Co., Ltd.		250		—		7,064		181
	K Bank, Inc.		7,967		—		3,202		—
	NgeneBio		3		—		—		—
	Others		1,075		30		4,978		6
Others	KT ENGCORE Co., Ltd.		982		4		60,704		50,518

Total		~~W~~	12,865	~~W~~	34	~~W~~	139,557	~~W~~	52,592

		2017
		Sales				Purchases
(In millions of Korean won)		Operating revenue		Other income		Operating expenses		Others[1]
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	1,055	~~W~~	—	~~W~~	18,678	~~W~~	—
	MOS GS Co., Ltd.		359		—		7,855		—
	MOS Daegu Co., Ltd.		165		—		4,897		—
	MOS Chungcheong Co., Ltd.		225		—		7,068		—
	MOS Gangnam Co., Ltd.		240		—		7,537		—
	MOS GB Co., Ltd.		462		—		10,030		—
	MOS BS Co., Ltd.		224		—		7,222		—
	MOS Honam Co., Ltd.		255		—		6,503		—
	Others		471		42		4,551		—
Others	KT ENGCORE Co., Ltd		1,036		2		63,183		27,683
	K-Realty Rental Housing REIT 1		240		—		—		—

Total		~~W~~	4,732	~~W~~	44	~~W~~	137,524	~~W~~	27,683

[1]	The amount includes acquisition of property and equipment, and others.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Key management compensation for the six-month periods ended June 30, 2018 and 2017, consists of:

(In millions of Korean won)	2018		2017
Salaries and other short-term benefits	~~W~~	905	~~W~~	1,014
Post-employment benefits		554		155
Stock-based compensation		665		618

Total	~~W~~	2,124	~~W~~	1,787

Fund transactions with related parties for the six-month periods ended June 30, 2018 and 2017, are as follows:

(in millions of Korean won)	2018
	Equity contributions in cash and others		Dividend income
Associates and joint ventures
PT. Mitra Transaksi Indonesia	~~W~~	1,567	~~W~~	—
KT-CKP New Media Investment Fund		(405)		—
PHI Healthcare. (HooH Healthcare Inc.)		1,000		—
JB Emerging Market Specialty Investment Private Equity Trust No.1		3,960		60
K- REALTY CR REIT 1		—		6,822
Korea Information & Technology Investment Fund		—		769
MOS GS Co., Ltd.		—		8
MOS Daegu Co., Ltd.		—		8
MOS Chungcheong Co., Ltd.		—		8
MOS Gangnam Co., Ltd.		—		10
MOS GB Co., Ltd.		—		12
MOS BS Co., Ltd.		—		10
MOS Honam Co., Ltd.		—		10
Daiwon Broadcasting Co., Ltd		—		85

Total	~~W~~	6,122	~~W~~	7,802

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(in millions of Korean won)	2017
	Equity contributions in cash		Dividend income
Associates and joint ventures
KT-IBKC future investment fund 1	~~W~~	7,500	~~W~~	—
PT. Mitra Transaksi Indonesia		3,580		—
CHAMP IT Co.,Ltd.		750		—
K- Realty CR-REITs No.1		—		1,825
Korea Information & Technology Investment Fund		—		739
MOS GS Co., Ltd		—		12
MOS Daegu Co., Ltd.		—		12
MOS Chungcheong Co., Ltd.		—		12
MOS Gangnam Co., Ltd.		—		10
MOS GB Co., Ltd.		—		15
MOS BS Co., Ltd.		—		10
MOS Honam Co., Ltd.		—		10

Total	~~W~~	11,830	~~W~~	2,645

As at the reporting date, there are no collateral and payment guarantees provided by the related parties.

28.	Fair Value

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at June 30, 2018 and December 31, 2017, are as follows:

(In millions of Korean won)	June 30, 2018					December 31, 2017
	Carrying amount		Fair value			Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	2,249,692			[1]	~~W~~	1,928,182			[1]
Trade and other receivables
Financial assets at amortized cost		5,153,261			[1]		6,671,302			[1]
Financial assets at fair value through other comprehensive income		963,272	~~W~~	963,272			—		—
Other financial assets
Financial assets at amortized cost[2]		1,135,484			[1]		1,333,368			[1]
Financial assets at fair value through profit or loss[2]		111,204	~~W~~	111,204			5,913	~~W~~	5,913
Financial assets at fair value through other comprehensive income[2]		348,485		348,485			—		—
Available-for-sale financial assets[3]		—		—			319,402		319,402
Derivative financial instruments for hedging purpose		22,837		22,837			7,389		7,389

Total	~~W~~	9,984,235				~~W~~	10,265,556

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(In millions of Korean won)	June 30, 2018				December 31, 2017

	Carrying amount		Fair value		Carrying amount		Fair value
Financial liabilities
Trade and other liabilities	~~W~~	7,022,243		[1]	~~W~~	8,425,503		[1]
Borrowings		6,604,467	~~W~~	6,658,977		6,683,662	~~W~~	6,738,326
Other financial liabilities
Financial liabilities at amortized cost		95,591		[1]		87,670		[1]
Financial liabilities at fair value through profit or loss		5,051	~~W~~	5,051		5,051	~~W~~	5,051
Derivative financial instruments for hedging purpose		56,248		56,248		93,770		93,770

Total	~~W~~	13,783,600			~~W~~	15,295,656

[1]	The Group did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.
[2]	In the prior financial year, a portion of the equity instrument was classified as available-for-sale financial assets and financial assets held-to-maturity.
[3]

As at December 31, 2017, equity instruments that do not have a quoted price in an active market are measured at cost because their fair value cannot be measured reliably and excluded from the fair value disclosures.

(2)	Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices) (Level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at June 30, 2018 and December 31, 2017, are as follows:

	June 30, 2018
(In millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	963,272	~~W~~	—	~~W~~	963,272
Other financial assets
Financial assets at fair value through profit or loss[1]		80		12,764		98,360		111,204
Financial assets at fair value through other comprehensive income[1]		10,653		5,400		332,432		348,485
Derivative financial assets for hedging purpose		—		22,837		—		22,837

	~~W~~	10,733	~~W~~	1,004,273	~~W~~	430,792	~~W~~	1,445,798

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	5,051	~~W~~	5,051
Derivative financial liabilities for hedging purpose		—		43,371		12,877		56,248

Borrowings	~~W~~	—	~~W~~	—	~~W~~	6,658,977	~~W~~	6,658,977

	~~W~~	—	~~W~~	43,371	~~W~~	6,676,905	~~W~~	6,720,276

[1]	In the prior financial year, a portion of the equity instrument was classified as available-for-sale financial assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

	December 31, 2017
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	5,813	~~W~~	5,813
Derivative financial assets for hedging purpose		—		7,389		—		7,389
Available-for-sale financial assets		6,859		5,466		307,077		319,402

	~~W~~	6,859	~~W~~	12,855	~~W~~	312,890	~~W~~	332,604

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		—		5,051		5,051
Derivative financial liabilities for hedging purpose		—		76,045		17,725		93,770

		—		76,045		22,776		98,821

Disclosed fair value
Borrowings		—		—		6,738,326		6,738,326

		—		—		6,738,326		6,738,326

	~~W~~	—	~~W~~	76,045	~~W~~	6,761,102	~~W~~	6,837,147

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements for the six-month period ended June 30, 2018.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements for the six-month periods ended June 30, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Financial assets at fair value through profit or loss[2]		Financial assets at fair value through other comprehensive income[2]		Financial liabilities at fair value through profit or loss		Derivative financial liabilities for hedging purpose[1]
Beginning balance	~~W~~	89,028	~~W~~	247,036	~~W~~	5,051	~~W~~	17,725
Purchases		6,198		11,999		—		—
Reclassification		3,733		(3,733)		—		—
Sales		(608)		(923)		—		—
Amount recognized in profit or loss[1]		9		42		—		(19,407)
Amount recognized in other comprehensive income		—		78,011		—		14,559

Ending balance	~~W~~	98,360	~~W~~	332,432	~~W~~	5,051	~~W~~	12,877

[1]	Profit or loss recognized on derivative financial liabilities for hedging purpose is only comprised of gain on valuation of derivatives.
[2]	In the prior financial year, the Group a portion of the equity instrument was classified as available-for-sale financial assets.

	2017
(In millions of Korean won)	Financial assets at fair value through profit or loss		Available-for-sale		Financial Liabilities at fair value through profit or loss

					Other derivative liabilities
Beginning balance	~~W~~	6,277	~~W~~	287,889	~~W~~	1,973
Purchases		5,829		20,039		—
Reclassification		—		(90)		—
Sales		—		(53,754)		—
Amount recognized in profit or loss		—		143		—
Amount recognized in other comprehensive income		—		30,111		—

Ending balance	~~W~~	12,106	~~W~~	284,338	~~W~~	1,973

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(4)	Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at June 30, 2018 and December 31, 2017, are as follows:

	June 30, 2018
(in millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	963,272	2	Discounted cash flow model
Other financial assets
Financial assets at fair value through profit or loss		111,124	2, 3	Discounted cash flow model
Financial assets at fair value through other comprehensive income		337,832	2, 3	Discounted cash flow model
Derivative financial assets for hedging purpose		22,837	2	Discounted cash flow model
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss		5,051	3	Discounted cash flow model, Comparable Company Analysis
Derivative financial liabilities for hedging purpose		56,248	2, 3	Hull-White Model, Discounted cash flow model
Borrowings		6,658,977	3	Discounted cash flow model

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

	December 31, 2017
(in millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Recurring fair value measurements
Other financial assets
Derivative financial assets for hedging purpose	~~W~~	7,389	2	Discounted cash flow model
Available-for-sale financial assets		312,543	2, 3	Discounted cash flow model
Others		5,813	3	Discounted cash flow model
Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative financial liabilities for hedging purpose		93,770	2, 3	Hull-White Model, Discounted cash flow model
Other derivative financial liabilities		5,051	3	Discounted cash flow model, Comparable Company Analysis
Disclosed fair value
Borrowings		6,738,326	3	Discounted cash flow model

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Group’s reporting dates.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(6)	Gain and Loss on Valuation at the Transaction Date

In the case that the Group values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instruments. However, in the case that inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full in profit of the reporting period.

The amount of difference deferred and its changes for the six-month periods ended June 30, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
	Other derivative liabilities		Other derivative liabilities
I. Beginning balance	~~W~~	6,532	~~W~~	—
II. New transactions		—		—
III. Recognized at fair value through profit or loss		(713)		—

IV. Ending balance (I+II+III)	~~W~~	5,819	~~W~~	—

29.	Changes in Accounting Policies

(1)	Adoption of Korean IFRS 1115 Revenue from Contracts with Customers

As explained in Note 2, the Group has applied Korean IFRS 1115 Revenue from Contracts with Customers from January 1, 2018. In accordance with the transitional provisions in Korean IFRS 1115, comparative figures have not been restated. Financial statement line items affected by the adoption of the new rules in the current period are as follows:

(a)	Adjustments made to the amounts recognized in the financial statements at the date of initial application (January 1, 2018).

As at the date of initial application date (January 1, 2018) of Korean IFRS 1115, the adjustments reflected in the consolidated financial statements are an increase in assets of ~~W~~1,351,711 million (including increase in incremental cost of obtaining a contract of ~~W~~1,218,850), increase in liabilities of ~~W~~350,041 million (including increase in allocation of transaction price of ~~W~~225,086 million), resulting in net asset increase of ~~W~~1,001,670 million.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(b)	The effect of adoption of Korean IFRS 1115 on the consolidated financial statements for the six-month period ended June 30, 2018 is as follows.

•	Consolidated interim statements of financial position

Under Korean IFRS 1115, for the six-month period ended June 30, 2018, total assets increased by ~~W~~1,391,930 million, including ~~W~~377,574 million of contract assets and ~~W~~1,400,308 million of prepaid expenses. The total liabilities increased by ~~W~~394,941 million, including ~~W~~326,804 million of contract liabilities.

•	Consolidated interim statements of comprehensive income

Under Korean IFRS 1115, for the six-month period ended June 30, 2018, operating revenue and operating expenses decreased by ~~W~~203,103 million and ~~W~~187,322 million respectively. In addition, operating profit and net income decreased by ~~W~~15,781 million and ~~W~~4,681 million respectively.

•	Consolidated interim statements of cash flows

The application of Korean IFRS 1115 has no material impact on cash flows from operating, investing and financing activities on the consolidated interim statements of cash flows.

(2)	Adoption of Korean IFRS 1109 Financial Instruments

The Group has applied Korean IFRS 1109 Financial Instruments from January 1, 2018. In accordance with the transitional provisions in Korean IFRS 1109, comparative figures have not been restated.

Korean IFRS 1109 replaces the provisions of Korean IFRS 1039 that relate to the recognition, classification and measurement of financial assets and financial liabilities; derecognition of financial instruments; impairment of financial assets and hedge accounting. Korean IFRS 1109 also significantly amends other standards dealing with financial instruments such as Korean IFRS 1107 Financial Instruments: Disclosures.

There was no material impact on the amounts recognized in relation to the consolidated financial statements from the adoption of Korean IFRS 1109.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

As at the initial application date of Korean IFRS 1109, January 1, 2018, following financial instruments were reclassified due to adoption of Korean IFRS 1109:

(in millions of Korean won)	Classification in accordance with		Amount in accordance with
Account	Korean IFRS1039	Korean IFRS 1109	Korean IFRS1039		Korean IFRS 1109
Financial asset
Cash and cash equivalents	Loans and receivables	Financial assets measured at amortized cost	~~W~~	1,928,182	~~W~~	1,928,182
Trade receivables and other receivables	Loans and receivables	Financial assets measured at amortized cost		6,671,302		5,670,670
		Financial assets at fair value through other comprehensive income				999,581

Other financial assets	Loans and receivables	Financial assets measured at amortized cost		1,333,317		1,332,528

Other financial assets	Financial assets at fair value through profit or loss	Financial assets at fair value through profit or loss		5,813		5,813

Other financial assets	Derivative financial assets for Hedging purpose	Derivative financial assets for hedging purpose		7,389		7,389

Other financial assets	Financial assets available-for-sale	Financial assets measured at amortized cost		380,953		37,121
		Financial assets at fair value through profit or loss				86,138
		Financial assets at fair value through other comprehensive income				257,766

Other financial assets	Financial assets held-to-maturity	Financial assets measured at amortized cost		151		51
		Financial assets at fair value through profit or loss				100
		Financial assets at fair value through other comprehensive income				—

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(in millions of Korean won)	Classification in accordance with		Amount in accordance with
Account	Korean IFRS1039	Korean IFRS 1109	Korean IFRS1039		Korean IFRS 1109
Financial liabilities
Trade payables and payables	Other financial liabilities measured at amortized cost	Financial liabilities measured at amortized cost	~~W~~	8,425,503	~~W~~	8,425,503

Borrowing	Other financial liabilities measured at amortized cost	Financial liabilities measured at amortized cost		6,683,662		6,683,662

Other financial liabilities	Financial liabilities at fair value through profit or loss	Financial liabilities at fair value through profit or loss		5,051		5,051

Other financial liabilities	Derivative financial liabilities for Hedging purpose	Derivative financial liabilities for hedging purpose		93,770		93,770

Other financial liabilities[1]	Other financial liabilities measured at amortized cost	Financial liabilities measured at amortized cost		89,104		89,391

[1]	The amount includes loss provision in relation to unused limit where the measurement method change with the application of Korean IFRS 1109.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

30.	Business Combination

On May 31, 2018, the Group’s subsidiary, KT Telecop Co., Ltd. acquired the unmanned security business and SI business of SG Safety Corporation for ~~W~~27,570 million. The acquisition is expected to increase the Group’s market share and competitiveness in the market.

Details of the business combination are as follows:

(in millions of Korean won)	Business line	Date	Purchase Consideration
SG Safety Corporation	Unmanned security business	May 31, 2018	~~W~~	27,570

Fair value of the purchase consideration from the business combination is as follows:

(in millions of Korean won)	Amount
Cash and cash equivalents	~~W~~	28,000
Settled receivables[1]		(430)

Total	~~W~~	27,570

[1]	Uncollected amount which incurred after the payment of consideration from adjustment of purchase consideration caused by additional retirement benefit.

Fair value of the assets and liabilities recognized as a result of the acquisition at the acquisition date are as follows:

(in millions of Korean won)	Amount
Recognized amounts of identifiable assets acquired	~~W~~	13,537
Current assets		1,367
Prepaid expenses		1,367
Non-current assets		12,170
Prepaid expenses		1,882
Construction in-progress		121
Machinery		3,467
Equipment		455
Vehicles		4
Contractual customer relationship (included in intangibles)		8,003
Deferred tax assets		(1,762)
Recognized amounts of identifiable liabilities assumed		5,636
Current liabilities		5,119
Borrowings		5,000
Deposit received		119
Non-current liabilities		517
Post-employment benefit obligations		517

Total	~~W~~	7,901

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

As at June 30, 2018, details of the recognized goodwill as a result of the acquisition are as follows:

(in millions of Korean won)
Purchase consideration	~~W~~	27,570
Fair value of identifiable net assets		7,901
Goodwill[1]		19,669

[1]	The goodwill from the acquisition is attributable to economies of scale expected and the acquired customer relationships.

Details of cash-outflow as a result of the acquisition are as follows:

(in millions of Korean won)	Amount
Purchase consideration
Cash[1]	~~W~~	28,000

Less : Recognized amounts of cash and cash equivalents		—

Total	~~W~~	28,000

[1]	The difference between purchase consideration of ~~W~~27,570 million is attributable to uncollected settled receivables.

Since the unmanned security business acquired from SG Safety Corporation is incorporated into the Group’s main business segment, the security services business, it is difficult to identify revenue and net income generated from business combination during the reporting period.

According to the contract, KT Telecop Co., Ltd. has the right to be reimbursed from SG Safety Corporation in the amount equivalent to 35 times the difference between the target revenue and monthly security business revenue as of December 31, 2023. However, as at the end of the reporting period, related reimbursement asset is not recognized since it is reasonably expected that the revenue will meet its target.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

31.	Events After the Reporting Period

Subsequent to the reporting period, overseas bonds issued are as follow:

(in millions of Korean won)
Account	Issue date	Carrying amount	Interest rate	Redemption date
2018 Samurai—1	2018.07.06	JPY 4,000,000	0.310%	2020.07.06
2018 Samurai—2	2018.07.06	JPY 16,000,000	0.380%	2021.07.06

On August 2, 2018, the Group determined to acquire new treasury stocks and dispose of existing treasury stocks for employee share issuance. Shares will be issued with newly acquired treasury stocks and existing treasury stocks.

The merger between CJ Digital Music Co., Ltd. and the Group’s subsidiary, GENIE Music Corporation (KT Music Corporation), has been resolved at the meeting of the Board of Directors on July 25, 2018, and the merger date will be October 10, 2018.

Exhibit 99.2

KT Corporation

Separate Interim Financial Statements

June 30, 2018 and 2017

KT Corporation

Index

June 30, 2018 and 2017

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KT Corporation

Reviewed Financial Statements

We have reviewed the accompanying separate interim financial statements of KT Corporation (the “Company”). These financial statements consist of the separate interim statement of financial position as at June 30, 2018, and the related separate interim statements of profit or loss, separate interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2018 and 2017, and separate interim statements of changes in equity and separate interim statements of cash flows for the six-month periods ended June 30, 2018 and 2017, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standard on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying separate interim financial statements are not presented fairly, in all material respects, in accordance with the Korean IFRS 1034 Interim Financial Reporting.

Samil PricewaterhouseCoopers, 100, Hangangdaero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Other Matters

We have audited the separate statement of financial position of the Company as at December 31, 2017, and the related separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 2, 2018. The separate statement of financial position as at December 31, 2017, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2017.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

August 14, 2018

This report is effective as of August 14, 2018, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

KT Corporation

Separate Interim Statements of Financial Position

June 30, 2018 and December 31, 2017

(in millions of Korean won)	Notes	June 30, 2018 (Unaudited)		December 31, 2017

Assets

Current assets
Cash and cash equivalents	4	~~W~~	1,464,264	~~W~~	1,166,402
Trade and other receivables, net	4, 5		2,827,651		2,740,314
Other financial assets	4, 6		72,837		54,774
Inventories, net	7		360,380		232,246
Current income tax asset			—		7,847
Assets held for sale			—		2,772
Other current assets	8		1,541,525		175,213

Total current assets			6,266,657		4,379,568

Non-current assets
Trade and other receivables, net	4, 5		705,098		735,671
Other financial assets	4, 6		85,534		75,896
Property and equipment, net	9		10,777,835		11,375,047
Investment properties, net	9		610,686		633,851
Intangible assets, net	9		1,881,938		2,100,215
Investments in subsidiaries, associates and joint ventures	10		3,588,989		3,584,978
Deferred income tax assets			29,211		421,745
Other non-current assets	8		432,300		27,952

Total non-current assets			18,111,591		18,955,355

Total assets		~~W~~	24,378,248	~~W~~	23,334,923

3

KT Corporation

Separate Interim Statements of Financial Position

June 30, 2018 and December 31, 2017

(in millions of Korean won)	Notes	June 30, 2018 (Unaudited)		December 31, 2017

Liabilities

Current liabilities
Trade and other payables	4, 11	~~W~~	3,602,172	~~W~~	4,109,524
Borrowings	4, 12		1,688,682		1,298,534
Other financial liabilities	4, 6		—		33,106
Current tax liabilities			146,163		—
Other provisions	13		70,507		67,480
Deferred income			48,364		11,295
Other current liabilities	8		371,692		76,728

Total current liabilities			5,927,580		5,596,667

Non-current liabilities
Trade and other payables	4, 11		711,053		958,189
Borrowings	4, 12		4,515,098		4,914,400
Other financial liabilities	4, 6		56,870		53,145
Net defined benefit liabilities	14		380,229		302,319
Other provisions	13		94,513		93,920
Deferred income			107,975		85,713
Other non-current liabilities	8		59,781		19,492

Total non-current liabilities			5,925,519		6,427,178

Total liabilities			11,853,099		12,023,845

Equity
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	16		10,587,321		9,344,506
Accumulated other comprehensive loss			(35,491)		(1,502)
Other components of equity	17		(1,031,438)		(1,036,683)

Total equity			12,525,149		11,311,078

Total liabilities and equity		~~W~~	24,378,248	~~W~~	23,334,923

The accompanying notes are an integral part of these separate interim financial statements

4

KT Corporation

Separate Interim Statements of Profit or Loss

Three-Month and Six-Month Periods Ended June 30, 2018 and 2017

(in millions of Korean won, except per share amounts)		Period Ended June 30
	Notes	2018 (Unaudited)				2017 (Unaudited)
		Three months		Six months		Three months		Six months
Operating revenue	18	~~W~~	4,283,030	~~W~~	8,580,189	~~W~~	4,292,582	~~W~~	8,454,000
Operating expenses	19		3,975,373		7,967,575		3,991,155		7,833,650

Operating profit			307,657		612,614		301,427		620,350
Other income	20		50,167		264,776		76,458		256,473
Other expenses	20		63,033		122,553		142,178		222,103
Finance income	21		135,787		205,938		(30,968)		177,995
Finance costs	21		144,192		242,176		31,045		300,751

Profit before income tax benefit			286,386		718,599		173,694		531,964
Income tax expense	22		76,465		191,911		12,971		86,656

Profit for the period		~~W~~	209,921	~~W~~	526,688	~~W~~	160,723	~~W~~	445,308

Earnings per share
Basic earnings per share	23	~~W~~	856	~~W~~	2,149	~~W~~	656	~~W~~	1,818
Diluted earnings per share	23	~~W~~	856	~~W~~	2,149	~~W~~	656	~~W~~	1,818

The accompanying notes are an integral part of these separate interim financial statements

5

KT Corporation

Separate Interim Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2018 and 2017

(in millions of Korean won)		Period Ended June 30
	Notes	2018 (Unaudited)				2017 (Unaudited)
		Three months		Six months		Three months		Six months
Profit for the period		~~W~~	209,921	~~W~~	526,688	~~W~~	160,723	~~W~~	445,308

Other comprehensive income (loss)
Items will not be reclassified to profit or loss:
Loss on valuation of equity instruments at fair value through other comprehensive income			(334)		(334)		—		—
Remeasurements of net defined benefit liability	14		(2,958)		(4,316)		(1,941)		(2,338)
Items that may be subsequently reclassified to profit or loss:
Changes in value of available-for-sale financial assets			—		—		(6)		(5)
Net gain (loss) on cash flow hedges	6		40,883		20,810		68,462		(47,358)
Other comprehensive income from cash flow hedges reclassified to profit or loss			(59,470)		(54,465)		(65,975)		60,873

Other comprehensive income (loss) for the period, net of tax			(21,879)		(38,305)		540		11,172

Total comprehensive income for the period		~~W~~	188,042	~~W~~	488,383	~~W~~	161,263	~~W~~	456,480

The accompanying notes are an integral part of these separate interim financial statements

6

KT Corporation

Separate Interim Statements of Changes in Equity

Six-Month Periods Ended June 30, 2018 and 2017

(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive loss		Other components of equity		Total
Balance as at January 1, 2017		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,156,204	~~W~~	(32,091)	~~W~~	(1,044,351)	~~W~~	11,084,519

Comprehensive income													—
Profit for the period			—		—		445,308		—		—		445,308
Changes in value of available-for-sale financial assets	6		—		—		—		(5)		—		(5)
Remeasurement of the net defined benefit liability	14		—		—		(2,338)		—		—		(2,338)
Valuation loss on cashflow hedge	6		—		—		—		13,515		—		13,515

Total comprehensive income for the period			—		—		442,970		13,510		—		456,480

Transactions with owners													—
Dividends paid			—		—		(195,977)		—		—		(195,977)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(2,312)		—		2,312		—
Others			—		—		—		—		2,853		2,853

Balance as at June 30, 2017 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,400,885	~~W~~	(18,581)	~~W~~	(1,039,186)	~~W~~	11,347,875

													—
Balance as at January 1, 2018		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,344,506	~~W~~	(1,502)	~~W~~	(1,036,683)	~~W~~	11,311,078

Changes in accounting policies	28		—		—		967,586		—		—		967,586

Restated total equity at the beginning of the financial year			1,564,499		1,440,258		10,312,092		(1,502)		(1,036,683)		12,278,664

Comprehensive income
Profit for the period			—		—		526,688		—		—		526,688
Loss on valuation of equity instruments at fair value through other comprehensive income	6		—		—		—		(334)		—		(334)
Remeasurement of the net defined benefit liability	14		—		—		(4,316)		—		—		(4,316)
Valuation loss on cashflow hedge	6		—		—		—		(33,655)		—		(33,655)

Total comprehensive income for the period			—		—		522,372		(33,989)		—		488,383

Transactions with owners
Dividends paid			—		—		(245,097)		—		—		(245,097)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(2,046)		—		2,046		—
Others			—		—		—		—		3,199		3,199

Balance as at June 30, 2018 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,587,321	~~W~~	(35,491)	~~W~~	(1,031,438)	~~W~~	12,525,149

The accompanying notes are an integral part of these separate interim financial statements

7

KT Corporation

Separate Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2018 and 2017

		Six-Month Periods Ended June 30
(in millions of Korean won)	Notes	2018 (Unaudited)		2017 (Unaudited)
Cash flows from operating activities
Cash generated from operations	24	~~W~~	1,659,611	~~W~~	2,066,073
Interest paid			(120,856)		(136,415)
Interest received			100,199		21,684
Dividends received			164,305		135,882
Income taxes paid			7,928		(46,831)

Net cash inflow from operating activities			1,811,187		2,040,393

Cash flows from investing activities
Collection of loans			28,850		27,071
Disposal of current financial instruments at amortized cost			2,060		—
Disposal of non-current financial instruments at amortized cost			2,520		—
Disposal of short-term financial instruments			—		160,000
Disposal of long-term financial instruments			—		1
Disposal of financial assets at fair value through profit or loss			1,801		—
Disposal of available-for-sale securities			—		4,010
Disposal of investments in subsidiaries, associates and joint ventures			1,201		58,301
Disposal of property and equipment			32,930		12,902
Disposal of intangible assets			5,989		4,114
Loans granted			(29,192)		(18,567)
Acquisition of financial assets at fair value through profit or loss			(1,615)		—
Acquisition of financial assets at fair value through other comprehensive income			(16,239)		—
Acquisition of available-for-sale securities			—		(1,509)
Acquisition of investments in subsidiaries, associates and joint ventures			(10,500)		(25,413)
Acquisition of property and equipment			(860,158)		(917,407)
Acquisition of intangible assets			(285,994)		(434,053)

Net cash outflow from investing activities			(1,128,347)		(1,130,550)

Cash flows from financing activities
Proceeds from borrowings and debentures			498,450		—
Dividend paid			(245,097)		(195,977)
Repayments of borrowings and debentures			(596,050)		(1,440,775)
Settlement of derivative assets and liabilities, net			(4,451)		71,370
Decrease in finance lease liabilities			(37,825)		(35,123)

Net cash outflow from financing activities			(384,973)		(1,600,505)

Effect of exchange rate change on cash and cash equivalents			(5)		(85)

Net increase (decrease) in cash and cash equivalents			297,862		(690,747)
Cash and cash equivalents
Beginning of the period			1,166,402		1,602,397

End of the period		~~W~~	1,464,264	~~W~~	911,650

The accompanying notes are an integral part of these separate interim financial statements

8

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

1.	General Information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it was spun off from the Korea Communications Commission (formerly, the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and 20,813,311 government-owned shares, at the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-shares were issued at the New York Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean Government’s privatization plan. At the end of the reporting period, the Korean Government does not own any share in the Company.

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with the International Financial Reporting Standards as issued by the Republic of Korea (Korean IFRS). The accompanying separate interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate interim financial statements.

The separate interim financial statements of the Company as at and for the six-month period ended June 30, 2018, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These separate interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as at June 30, 2018.

9

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(1) New standards and amendments adopted by the Company

The Company newly applied the following amended and enacted standards and interpretations for the annual period beginning on January 1, 2018, and the application has following impacts on the separate interim financial statements.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

When an investment in an associate or a joint venture is held by, or is held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with Korean IFRS 1109. The amendments clarify that an entity shall make this election separately for each associate of joint venture, at initial recognition of the associate or joint venture. The Company does not expect the amendments to have a significant impact on the financial statements because the Company is not a venture capital organization.

•	Amendment to Korean IFRS 1040 Transfers of Investment Property

Paragraph 57 of Korean IFRS 1040 clarifies that a transfer to, or from, investment property, including property under construction, can only be made if there has been a change in use that is supported by evidence, and provides a list of circumstances as examples. The Company does not expect the amendment to have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarify accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Amendments also clarify that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The Company does not expect the amendments to have a significant impact on the financial statements.

•	Enactment of Interpretation 2122 Foreign Currency Transaction and Advance Consideration

According to the enactment, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The Company does not expect the enactment to have a significant impact on the financial statements.

•	Korean IFRS 1109 Financial Instruments

The Company has applied Korean IFRS 1109 Financial Instruments on January 1, 2018, the date of initial application. In accordance with the transitional provisions in Korean IFRS 1109, comparative figures have not been restated. See Note 28 for further details on the impact of the application of the standard.

10

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

•	Korean IFRS 1115 Revenue from Contracts with Customers

The Company has elected to apply Korean IFRS 1115 Revenue from Contracts with Customers. In accordance with the transition provisions in Korean IFRS 1115, comparative figures have not been restated. The Company elected the modified retrospective approach and recognized the cumulative impact of initially applying the revenue standard as an adjustment to retained earnings as at January 1 2018, the period of initial application. See Note 28 for further details on the impact of the application of the standard.

(2) New standards and interpretations not yet adopted by the Company

Certain new accounting standards and interpretations that have been published that are not mandatory for annual reporting period commencing January 1, 2018 and have not been early adopted by the Company are set out below.

•	Enactment of Korean IFRS 1116 Leases

Korean IFRS 1116 Leases issued on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace Korean IFRS 1017 Leases. The Company will apply the standards for annual periods beginning on or after January 1, 2019.

Under the new standard, with implementation of a single lease model, lessee is required to recognize assets and liabilities for all lease which lease term is 12 months or more and underlying assets are not low value assets. A lessee is required to recognize a right-of-use asset and a lease liability representing its obligation to make lease payments.

The Company performed an impact assessment to identify potential financial effects of applying Korean IFRS 1116. The Company is analyzing the effects on the financial statements based on available information as at June 30, 2018 to identify effects on 2018 interim financial statements; however, it is difficult to provide reasonable estimates of financial effects until the analysis is complete.

2.2	Accounting Policies

Significant accounting policies and method of computation used in the presentation of the condensed separate interim financial statements are consistent with those of the separate financial statements for the year ended December 31, 2017, except for the changes due to the application of amendment and enactments of standards described in Note 2.1 the one described below.

2.2.1	Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

11

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

2.2.2	Financial Assets

(a) Classification

From January 1, 2018, the Company classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and

•	those to be measured at amortized cost

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Company reclassifies debt investments when and only when its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of the investments in equity instruments that are not accounted for as other comprehensive income are recognized in profit or loss.

(b) Measurement

At initial recognition, the Company measures a financial asset, in the case of a financial asset not at fair value through profit or loss, at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset or the issuance of the financial liabilities. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Hybrid (combined) contracts with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. The Company classifies its debt instruments into one of the following three measurement categories:

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.

12

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

•

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (and reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or finance costs’ and impairment loss in ‘finance costs’.

•

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income or finance costs ’ in the period in which it arises.

Equity instruments

The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as ‘finance income’ when the Company’s right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘finance income or finance costs’ in the statement of profit or loss as applicable. Impairment loss (and reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

(c) Impairment

The Company assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Company applies the simplified approach, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

13

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(d) Derivative instruments and Hedging Activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value at the end of each reporting period. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in profit or loss. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged and the type of hedge relationship designated.

The Company designates their currency derivatives as hedges of foreign exchange risk associated with the cash flows of highly probable forecast transactions.

The Company documents at the inception of the hedging transaction the economic relationship between hedging instruments and hedged items including whether the hedging instrument is expected to offset changes in cash flows of hedged items. The Company documents its risk management objective and strategy for undertaking various hedge transactions at the inception of each hedge relationship.

The fair values of various derivative financial instruments used for hedging purposes are disclosed in Note 27.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Derivatives held for trading are classified as a current asset or liability.

The new accounting policies related to hedge accounting applied from January 1, 2018 are as follows:

•	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity, limited to the cumulative change in fair value (present value) of the hedged item (the present value of the cumulative change in the future expected cash flows of the hedged item) from the inception of the hedge. The ineffective portion is recognized in ‘finance income (finance costs)’.

Amounts accumulated in equity are reclassified in the periods when the hedged item affects profit or loss.

When a hedging instrument expires, or is sold, terminated, exercised, or when a hedge no longer meets the criteria for hedge accounting, any accumulated cash flow hedging reserve cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset such as inventory. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

14

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

2.2.3	Revenue Recognition

From January 1, 2018, the Company has applied Korean IFRS 1115 Revenue from Contracts with Customers.

(a) Identifying performance obligations

The Company provides telecommunication services and sells handsets as their main business. With the implementation of Korean IFRS 1115, the Company identifies performance obligations with a customer such as providing telecommunication services, selling handsets and others. The timing of revenue recognition depends on whether a performance obligation is satisfied at a point in time or over time. Where a performance obligation is satisfied over time, the related revenue is also recognized over time.

(b) Allocation the transaction price

With the implementation of Korean IFRS 1115, the Company allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Company determines the stand-alone selling price at contract inception of the distinct goods or services underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Company would sell promised goods or services separately to the customer. The best evidence of a stand-alone selling price is the observable price of a goods or services when the Company sells that goods or services separately in similar circumstances and to similar customers. The Company recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating income.

(c) Incremental costs of obtaining a contract

The Company pays the commission fees when new customer subscribe for telecommunication services. The incremental costs of obtaining a contract are those commission fees that the Company incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained.

According to Korean IFRS 1115, the Company recognizes as an asset the incremental cost of obtaining contract and amortize it through the contract period. However, as a practical expedient, the Company recognizes the incremental costs of obtaining a contracts as an expense when incurred if the amortization period of the asset is one year or less.

15

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

2.3	Subsidiaries, Associates and Joint ventures

The financial statements of the Company are the separate financial statements based on Korean IFRS 1027 Separate Financial Statements. Investments in subsidiaries, joint ventures, and associates are recognised at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of first adoption of the Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, jointly controlled entities or associates in profit or loss when its right to receive dividend is established.

3.	Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

Significant accounting estimates and assumptions applied in the preparation of these separate interim financial statements are the same as those that applied to the separate financial statements for the year ended December 31, 2017 except for the changes due to the application of amendment and enactments of Korean IFRS 1109 Financial Instruments, Korean IFRS 1115 Revenue from Contracts with Customers and estimates in calculating income tax expense.

(a) Impairment of Financial Assets

Loss allowance on financial assets applied to Korean IFRS 1109 Financial Instruments is based on assumptions on default risk expected credit ratings. The Company makes these assumptions and selects input factors for the calculation of impairment based on the estimates on future projections at the end of the reporting period, past experience and current market conditions.

(b) Amortization of Contract Assets, Contract Liabilities and Contract Cost Assets

Contract assets, contract liabilities and contract cost assets recognized under the application of Korean IFRS 1115 are amortized over the expected periods of customer relationships. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate changes, it may cause significant differences in the timing of revenue recognition and amounts recognized.

16

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

4.	Financial Instruments by Category

Financial instruments by category as at June 30, 2018 and December 31, 2017, are as follows:

(in millions of Korean won)	June 30, 2018
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedge		Total
Cash and cash equivalents	~~W~~	1,464,264	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,464,264
Trade and other receivables		2,569,477		—		963,272		—		3,532,749
Other financial assets		53,785		50,675		31,074		22,837		158,371

(in millions of Korean won)	June 30, 2018
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedge		Total
Trade and other payables	~~W~~	4,313,225	~~W~~	—	~~W~~	—	~~W~~	4,313,225
Borrowings		6,203,780		—		—		6,203,780
Other financial liabilities		—		5,051		51,819		56,870

(in millions of Korean won)	December 31, 2017
Financial assets	Loans and receivables		Derivatives used for hedge		Available -for-sale		Total
Cash and cash equivalents	~~W~~	1,166,402	~~W~~	—	~~W~~	—	~~W~~	1,166,402
Trade and other receivables		3,475,985		—		—		3,475,985
Other financial assets		58,365		7,389		64,916		130,670

(in millions of Korean won)	December 31, 2017
Financial liabilities	Liabilities at fair value through profit and loss		Financial liabilities at amortized cost		Derivatives used for hedge		Total
Trade and other payables	~~W~~	5,067,713	~~W~~	—	~~W~~	—	~~W~~	5,067,713
Borrowings		6,212,934		—		—		6,212,934
Other financial liabilities		—		5,051		81,200		86,251

17

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

5.	Trade and Other Receivables

Trade and other receivables as at June 30, 2018 and December 31, 2017, are as follows:

	June 30, 2018
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	2,985,096	~~W~~	(403,337)	~~W~~	(8,559)	~~W~~	2,573,200
Other receivables		299,341		(44,710)		(180)		254,451

Total	~~W~~	3,284,437	~~W~~	(448,047)	~~W~~	(8,739)	~~W~~	2,827,651

Non-current assets
Trade receivables	~~W~~	328,814	~~W~~	(2,107)	~~W~~	(13,902)	~~W~~	312,805
Other receivables		417,330		(141)		(24,896)		392,293

Total	~~W~~	746,144	~~W~~	(2,248)	~~W~~	(38,798)	~~W~~	705,098

	December 31, 2017
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	2,875,629	~~W~~	(403,512)	~~W~~	(7,265)	~~W~~	2,464,852
Other receivables		321,683		(46,089)		(132)		275,462

Total	~~W~~	3,197,312	~~W~~	(449,601)	~~W~~	(7,397)	~~W~~	2,740,314

Non-current assets
Trade receivables	~~W~~	345,485	~~W~~	(296)	~~W~~	(11,483)	~~W~~	333,706
Other receivables		427,393		(23)		(25,405)		401,965

Total	~~W~~	772,878	~~W~~	(319)	~~W~~	(36,888)	~~W~~	735,671

18

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Details of aging analysis of trade receivables as at June 30, 2018 and December 31, 2017, are as follows:

(in millions of Korean won)	June 30, 2018		December 31, 2017
Neither past due nor impaired	~~W~~	2,533,540	~~W~~	2,504,670

Past due and impaired
Up to 6 months		501,689		466,920
6 months to 12 months		80,988		58,456
Over 12 months		175,232		172,320

		757,909		697,696
Less: Provision for impairment		(405,444)		(403,808)

Total	~~W~~	2,886,005	~~W~~	2,798,558

Details of other receivables as at June 30, 2018 and December 31, 2017, are as follows:

(in millions of Korean won)	June 30, 2018		December 31, 2017
Loans	~~W~~	72,640	~~W~~	73,080
Receivables		279,018		297,632
Accrued income		2,824		2,492
Refundable deposits		336,878		349,922
Others		235		413
Less: Provision for impairment		(44,851)		(46,112)

Total	~~W~~	646,744	~~W~~	677,427

Details of aging analysis of other receivables as at June 30, 2018 and December 31, 2017, are as follows:

(in millions of Korean won)	June 30, 2018		December 31, 2017
Neither past due nor impaired	~~W~~	570,940	~~W~~	603,114

Past due and impaired
Up to 6 months		61,787		61,956
6 months to 12 months		15,379		14,092
Over 12 months		43,489		44,377

		120,655		120,425
Less: Provision for impairment		(44,851)		(46,112)

Total	~~W~~	646,744	~~W~~	677,427

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at June 30, 2018.

19

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

A portion of the trade receivables is classified as financial assets at fair value through other comprehensive income considering the trade receivables’ business model for managing the asset and the cash flow characteristics of the contract.

6.	Other Financial Assets and Liabilities

Other financial assets and liabilities as at June 30, 2018 and December 31, 2017, are as follows:

(in millions of Korean won)	June 30, 2018		December 31, 2017
Other financial assets
Financial assets measured at amortized cost[1]	~~W~~	53,785	~~W~~	58,365
Financial assets at fair value through profit or loss[2]		50,675		—
Financial assets at fair value through other comprehensive income[2]		31,074		—
Available-for-sale financial assets		—		64,916
Derivatives used for hedge		22,837		7,389
Less: Non-current		(85,534)		(75,896)

Current	~~W~~	72,837	~~W~~	54,774

Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	5,051	~~W~~	5,051
Derivatives used for hedge		51,819		81,200
Less: Non-current		(56,870)		(53,145)

Current	~~W~~	—	~~W~~	33,106

[1]

As at June 30, 2018, the Company’s financial instruments amounting to ~~W~~3,785 million (December 31, 2017: ~~W~~8,365 million), which consist of checking account deposits and deposits for Win-win Growth Cooperative loans, are subject to withdrawal restrictions.

[2]	In the prior financial year, a portion of the equity instrument was classified as available-for sale financial assets.

Derivatives used for hedging as at June 30, 2018 and December 31, 2017, are as follows:

(in millions of Korean won)	June 30, 2018				December 31, 2017
	Assets		Liabilities		Assets		Liabilities
Currency swap[1]	~~W~~	22,837	~~W~~	51,819	~~W~~	7,389	~~W~~	81,200
Less: Non-current		—		(51,819)		(4,675)		(48,094)

Current	~~W~~	22,837	~~W~~	—	~~W~~	2,714	~~W~~	33,106

[1]

The currency swap contract is entered to hedge bond payables’ cash flow fluctuation risk arising from fluctuation of interest rate and exchange rate, and the maximum expected period exposed to cash flow fluctuation risk due to the forecast transactions subject to hedge is September 7, 2034.

20

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gain and loss on the derivative contracts for the six-month periods ended June 30, 2018 and 2017, are as follows:

(in millions of Korean won)	2018						2017
Type of Transaction	Valuation gain		Valuation loss		Other comprehensive Income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Currency swap	~~W~~	76,267	~~W~~	—	~~W~~	28,395	~~W~~	—	~~W~~	77,686	~~W~~	(62,478)

[1]	Before adjustment of deferred income tax directly reflected in equity.

The ineffective portion recognized in profit or loss concerning cash flow hedge is valuation gain of ~~W~~3,039 million for the current period (2017: valuation gain of ~~W~~236 million).

Details of financial assets at fair value through profit or loss as at June 30, 2018 and December 31, 2017, are as follows:

(in millions of Korean won)	June 30, 2018		December 31, 2017[1]
Equity instruments (Listed)	~~W~~	80	~~W~~	—
Equity instruments (Unlisted)		—		—
Debt instruments		50,595		—
Less: Non-current		(50,675)		—

Current	~~W~~	—	~~W~~	—

[1]

In the prior fiscal year, a portion of the financial assets was classified as available-for-sale financial assets where management intended to hold them for the medium to long-term. The carrying amount as at December 31, 2017 was ~~W~~49,626 million.

Investment in Korea Software Financial Cooperative amounting to ~~W~~1,000 million is provided as collateral for payment guarantees provided by Korea Software Financial Cooperative (Note 15).

The maximum exposure of debt instruments of financial assets at fair value through profit or loss to credit risk is the carrying amount as at June 30, 2018.

21

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Details of financial assets at fair value through other comprehensive income as at June 30, 2018 and December 31, 2017, are as follows:

(in millions of Korean won)	June 30, 2018		December 31, 2017[1]
Equity instruments (Listed)	~~W~~	3,785	~~W~~	—
Equity instruments (Unlisted)		27,289		—
Debt instruments		—		—
Less: Non-current		(31,074)		—

Current	~~W~~	—	~~W~~	—

[1]

In the prior fiscal year, a portion of the financial assets was classified as available-for-sale financial assets where management intended to hold them for the medium to long-term. The carrying amount as at December 31, 2017 was ~~W~~15,290 million.

Upon disposal of these equity investments, any balance within the other comprehensive income for these equity investments is reclassified to retained earnings, not profit or loss. Upon disposal of these debt investments, any balance within the accumulated other comprehensive income for these debt investments is reclassified to profit or loss.

7.	Inventories

Inventories as at June 30, 2018 and December 31, 2017, are as follows:

	June 30, 2018						December 31, 2017
(in millions of Korean won)	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	451,262	~~W~~	(90,882)	~~W~~	360,380	~~W~~	284,090	~~W~~	(51,844)	~~W~~	232,246

Cost of inventories recognized as expenses for the six-month period ended June 30, 2018 amount to ~~W~~1,551,787 million (six-month period ended June 30, 2017: ~~W~~1,529,620 million) and valuation loss on inventory amounts to ~~W~~39,037 million (six-month period ended June 30, 2017: ~~W~~740 million of reversal of loss) for the six-month period ended June 30, 2018.

8.	Other Assets and Liabilities

Other assets and liabilities as at June 30, 2018 and December 31, 2017, are as follows:

(in millions of Korean won)	June 30, 2018		December 31, 2017
Other assets
Advance payments	~~W~~	48,080	~~W~~	55,242
Prepaid expenses[1]		1,581,791		147,923
Contract assets[1]		343,954		—
Less: Non-current		(432,300)		(27,952)

Current	~~W~~	1,541,525	~~W~~	175,213

22

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(in millions of Korean won)	June 30, 2018		December 31, 2017
Other liabilities
Advance received	~~W~~	66,208	~~W~~	60,938
Withholdings		22,207		21,210
Unearned revenue		21,280		14,072
Contract liabilities[1]		321,778		—
Less: Non-current		(59,781)		(19,492)

Current	~~W~~	371,692	~~W~~	76,728

[1]	As explained in Note 2, amounts include adjustments arising from adoption of Korean IFRS 1115 (Note 18 and 28).

9.	Property and Equipment, Investment Properties, Intangible Assets and Lease

Changes in property and equipment for the six-month periods ended June 30, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Beginning, net	~~W~~	11,375,047	~~W~~	11,961,193
Acquisition and capital expenditure		692,772		541,718
Disposal and termination		(41,106)		(117,841)
Depreciation		(1,219,808)		(1,268,078)
Transfer from investment properties		8,532		(237)
Others		(37,602)		533

Ending, net	~~W~~	10,777,835	~~W~~	11,117,288

Changes in investment properties for the six-month periods ended June 30, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Beginning, net	~~W~~	633,851	~~W~~	662,985
Depreciation		(14,633)		(15,759)
Transfer to property and equipment		(8,532)		237

Ending, net	~~W~~	610,686	~~W~~	647,463

23

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Details of investment properties provided as collateral as at June 30, 2018 and December 31, 2017, are as follows:

(in millions of Korean won)	June 30, 2018
Collateral	Carrying amount		Secured amount		Related account	Related amount
Land and buildings	~~W~~	373,347	~~W~~	70,926	Deposits received	~~W~~	60,597

(in millions of Korean won)	December 31, 2017
Collateral	Carrying amount		Secured amount		Related account	Related amount
Land and buildings	~~W~~	386,713	~~W~~	74,603	Deposits received	~~W~~	64,342

Changes in intangible assets for the six-month periods ended June 30, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Beginning, net	~~W~~	2,100,215	~~W~~	2,337,549
Acquisition and capital expenditure		52,697		216,800
Disposal and termination		(6,247)		(4,389)
Amortization		(264,727)		(263,254)

Ending, net	~~W~~	1,881,938	~~W~~	2,286,706

The carrying amount of goodwill not amortized due to indefinite useful lives is ~~W~~65,057 million as at June 30, 2018 (December 31, 2017: ~~W~~65,057 million). The carrying amount of facility usage rights with indefinite useful life not subject to amortization is ~~W~~66,081 million as at June 30, 2018 (December 31, 2017: ~~W~~66,356 million).

The Company won a portion of the 3.5GHz and 28GHz bands at an auction in June 2018 under Article 1 Frequency Allocation by Consideration of the Radio Waves Act.

Finance lease

Details of finance lease assets as at June 30, 2018 and December 31, 2017, are as follows:

(in millions of Korean won)	June 30, 2018		December 31, 2017
Acquisition costs	~~W~~	316,570	~~W~~	319,052
Less: Accumulated depreciation		(131,298)		(120,046)

Net balance	~~W~~	185,272	~~W~~	199,006

As at June 30, 2018, the Company recognizes financial lease assets as other property and equipment. The related depreciation amounted to ~~W~~30,623 million (six-month period ended June 30, 2017: ~~W~~28,650 million) for the six-month period ended June 30, 2018.

24

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Details of future minimum lease payments as at June 30, 2018 and December 31, 2017, under finance lease contracts are summarized below:

(in millions of Korean won)	June 30, 2018		December 31, 2017
Total amount of minimum lease payments
Within one year	~~W~~	79,618	~~W~~	88,338
From one year to five years		125,775		131,954
Over five years		110		81

Total	~~W~~	205,503	~~W~~	220,373

Unrealized interest expense	~~W~~	42,168	~~W~~	43,656

Net amount of minimum lease payments
Within one year		60,699		68,648
From one year to five years		102,528		107,989
Over five years		108		80

Total	~~W~~	163,335	~~W~~	176,717

Operating lease

Details of future minimum lease payments as at June 30, 2018 and December 31, 2017, under operating lease contracts are summarized below:

(in millions of Korean won)	June 30, 2018		December 31, 2017
Within one year	~~W~~	98,537	~~W~~	104,966
From one year to five years		190,602		259,093
Over five years		—		—

Total	~~W~~	289,139	~~W~~	364,059

Operating lease expenses incurred for the six-month periods ended June 30, 2018 and 2017, amounted to ~~W~~59,391 million and ~~W~~58,689 million, respectively.

10.	Investments in Subsidiaries, Associates and Joint ventures

Carrying amounts of investments in subsidiaries, associates and joint ventures as at June 30, 2018 and December 31, 2017, are as follows:

(in millions of Korean won)	June 30, 2018		December 31, 2017
Subsidiaries	~~W~~	3,321,154	~~W~~	3,317,738
Associates and joint ventures		267,835		267,240

Total	~~W~~	3,588,989	~~W~~	3,584,978

25

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Investments in subsidiaries as at June 30, 2018 and December 31, 2017, are as follows:

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			June 30, 2018		December 31, 2017
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	~~W~~	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530		390,530
KTCS Corporation[1]	Korea	7.6%		6,427		6,427
KTIS Corporation[1]	Korea	30.1%		30,633		30,633
KT Skylife Co., Ltd.	Korea	50.3%		311,696		311,696
BC Card Co., Ltd.	Korea	69.5%		633,004		633,004
KT M&S Co., Ltd.	Korea	100.0%		26,764		26,764
KT Hitel Co., Ltd.	Korea	63.7%		120,078		120,078
KT Belgium	Belgium	100.0%		86,432		86,432
KT Powertel Co., Ltd.1	Korea	44.8%		37,419		37,419
Genie Music Corporation[1] (KT Music Corporation)	Korea	42.5%		37,417		37,417
KTSC Dutch B.V	Netherlands	100.0%		55,847		55,847
KT Telecop Co., Ltd.	Korea	86.8%		26,045		26,045
KT Submarine Co., Ltd.[1]	Korea	39.3%		24,370		24,370
Nasmedia, Inc.[2]	Korea	42.7%		23,051		23,051
KT New Business Fund No.1	Korea	—		—		8,112
KT Strategic Investment Fund No.1	Korea	90.9%		20,000		20,000
KTDS Co., Ltd.	Korea	95.5%		19,616		19,616
KTSB Data Service	Korea	51.0%		18,870		18,870
KT Strategic Investment Fund No.2	Korea	90.9%		20,000		20,000
KT Sports	Korea	66.0%		6,600		6,600
KT M mobile Co., Ltd.	Korea	100.0%		200,000		200,000
KT Service Bukbu Co., Ltd.	Korea	67.3%		7,092		7,092
KT Service Nambu Co., Ltd.	Korea	76.4%		10,160		10,160
KT Strategic Investment Fund No.3	Korea	86.7%		13,000		13,000
KT Strategic Investment Fund No.4	Korea	95.0%		19,000		9,500
PlayD Co., Ltd.[3] (N Search Marketing Co., Ltd.)	Korea	33.3%		20,000		20,000
Others	Korea			72,581		70,553

Total			~~W~~	3,321,154	~~W~~	3,317,738

[1]

At the end of the reporting period, although sum of percentage of ownership of the Company and its subsidiaries for KTCS Corporation, KTIS Corporation, KT Powertel Co., Ltd, Genie Music Corporation (KT Music Corporation) and KT Submarine Co., Ltd. is less than 50% ownership in this entity, this entity is deemed to be a Company’s subsidiary due to the dispersion of the non-controlling interests and voting patterns at the shareholders’ meetings in the past.

26

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

[2]

At the end of the reporting period, although the Company owns less than 50% ownership in this entity, this entity is consolidated as the Company holds the majority of voting right based on an agreement with other investors.

[3]	At the end of the reporting period, this entity is deemed to be the Company’s subsidiary, as the Nasmedia Co., Ltd., holds ownership of 66.7% the Company and subsidiary holds ownership of 100%.

Investments in associates and joint ventures as at June 30, 2018 and December 31, 2017, are as follows:

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			June 30, 2018		December 31, 2017
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	~~W~~	115,636
KT-SB Venture Investment Fund[1]	Korea	50.0%		6,437		6,437
KT-IBKC Future Investment Fund 1	Korea	43.3%		9,750		9,750
KT-CKP New Media Investment Fund	Korea	49.7%		1,125		1,530
K Bank Inc.[1]	Korea	10.0%		63,043		63,043
Others				71,844		70,844

Total			~~W~~	267,835	~~W~~	267,240

[1]

At the end of the reporting period, even though the Company (KT-SB Venture Investment Fund and KT-IBKC Future Investment Fund 1) has 50% ownership, the equity method of accounting has been applied as the Company, which is a limited partner of investment fund, cannot participate in determining the operating and financial policies. Also, 8% of non-voting convertible stock are excluded from percentage of ownership for K bank Inc.

Changes in investments in subsidiaries, associates and joint ventures for the six-month periods ended June 30, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Beginning	~~W~~	3,584,978	~~W~~	3,638,856
Acquisition		12,528		27,351
Disposal		(8,517)		(59,758)

Ending	~~W~~	3,588,989	~~W~~	3,606,449

27

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Marketable investments in subsidiaries, associates and joint ventures as at June 30, 2018 and December 31, 2017, are as follows:

	June 30, 2018
	Number of shares	Carrying amount (in millions of Korean won)		Fair value (in millions of Korean won)
KT Skylife Co., Ltd.	23,908,000	~~W~~	311,696	~~W~~	327,540
KT Hitel Co., Ltd.	22,750,000		120,078		126,263
KT Submarine Co., Ltd.	8,085,000		24,370		37,231
Nasmedia, Inc.	3,742,406		23,051		214,814
Genie Music Corporation (KT Music Corporation)	20,904,514		37,417		127,936
KTCS Corporation	3,177,426		6,427		7,054
KTIS Corporation	10,196,190		30,633		29,671

Total		~~W~~	553,672	~~W~~	870,509

	December 31, 2017
	Number of shares	Carrying amount (in millions of Korean won)		Fair value (in millions of Korean won)
KT Skylife Co., Ltd.	23,908,000	~~W~~	311,696	~~W~~	321,563
KT Hitel Co., Ltd.	22,750,000		120,078		146,283
KT Submarine Co., Ltd.	8,085,000		24,370		35,534
Nasmedia, Inc.	3,742,406		23,051		278,809
Genie Music Corporation (KT Music Corporation)	20,904,514		37,417		99,192
KTCS Corporation	3,177,426		6,427		7,213
KTIS Corporation	10,196,190		30,633		30,792

Total		~~W~~	553,672	~~W~~	919,386

28

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

11.	Trade and Other payables

Details of trade and other payables as at June 30, 2018 and December 31, 2017, are as follows:

(in millions of Korean won)	June 30, 2018		December 31, 2017
Current Liabilities
Accounts payable	~~W~~	781,608	~~W~~	947,025
Other payables		2,820,564		3,162,499

Total	~~W~~	3,602,172	~~W~~	4,109,524

Non-Current Liabilities
Other payables	~~W~~	711,053	~~W~~	958,189

Total	~~W~~	711,053	~~W~~	958,189

Details of other payables as at June 30, 2018 and December 31, 2017, are as follows:

(in millions of Korean won)	June 30, 2018		December 31, 2017
Non-trade payable	~~W~~	1,979,156	~~W~~	2,685,355
Accrued expenses		707,790		532,316
Operating deposits		517,948		557,149
Others		326,723		345,868
Less: Non-current		(711,053)		(958,189)

Current	~~W~~	2,820,564	~~W~~	3,162,499

12.	Borrowings

Details of borrowings as at June 30, 2018 and December 31, 2017, are as follows:

Debentures

(in millions of Korean won and thousands of foreign currencies)				June 30, 2018		December 31, 2017
Type	Maturity	Annual interest rates		Foreign currency	Korean won	Foreign currency	Korean won
MTNP notes[1]	Sep. 7, 2034	6.500%		USD 100,000	112,170	USD 100,000	107,140
FR notes[2]	Aug. 28, 2018	LIBOR +1.150	(3M) %	USD 300,000	336,510	USD 300,000	321,420
MTNP notes	Apr. 22, 2019	2.625%		USD 350,000	392,595	USD 350,000	374,990
MTNP notes	Jan. 29, 2018	0.860%		—	—	JPY 6,800,000	64,539
MTNP notes	Feb. 23, 2018	0.480%		—	—	JPY 15,000,000	142,367
MTNP notes	Jul. 18, 2026	2.500%		USD 400,000	446,680	USD 400,000	428,560
MTNP notes	Aug. 7, 2022	2.625%		USD 400,000	448,680	USD 400,000	428,560
The 173-2nd Public bond	Aug. 6, 2018	6.620%		—	100,000	—	100,000
The 179th Public bond	Mar. 29, 2018	4.470%		—	—	—	260,000
The 180-2nd Public bond	Apr. 26, 2021	4.710%		—	380,000	—	380,000

29

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(in millions of Korean won and thousands of foreign currencies)			June 30, 2018		December 31, 2017
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 181-2nd Public bond	Aug. 26, 2018	3.990%	—	90,000	—		90,000
The 181-3rd Public bond	Aug. 26, 2021	4.090%	—	250,000	—		250,000
The 182-2nd Public bond	Oct. 28, 2021	4.310%	—	100,000	—		100,000
The 183-2nd Public bond	Dec. 22, 2021	4.090%	—	90,000	—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—	160,000	—		160,000
The 184-1st Public bond	Apr. 10, 2018	2.740%	—	—	—		120,000
The 184-2nd Public bond	Apr. 10, 2023	2.950%	—	190,000	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—	100,000	—		100,000
The 185-1st Public bond	Sep. 16, 2018	3.460%	—	200,000	—		200,000
The 185-2nd Public bond	Sep. 16, 2020	3.650%	—	300,000	—		300,000
The 186-2nd Public bond	Jun 26, 2019	3.078%	—	170,000	—		170,000
The 186-3rd Public bond	Jun 26, 2024	3.418%	—	110,000	—		110,000
The 186-4th Public bond	Jun 26, 2034	3.695%	—	100,000	—		100,000
The 187-2nd Public bond	Sep. 2, 2019	2.965%	—	220,000	—		220,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%	—	170,000	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—	100,000	—		100,000
The 188-1st Public bond	Jan. 29, 2020	2.259%	—	160,000	—		160,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—	240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—	50,000	—		50,000
The 189-1st Public bond	Jan. 27, 2019	1.761%	—	100,000	—		100,000
The 189-2nd Public bond	Jan. 27, 2021	1.946%	—	130,000	—		130,000
The 189-3rd Public bond	Jan. 27, 2026	2.203%	—	100,000	—		100,000
The 189-4th Public bond	Jan. 27, 2036	2.351%	—	70,000	—		70,000
The 190-1th Public bond	Jan 29, 2021	2.548%	—	110,000	—		—
The 190-2nd Public bond	Jan 30, 2023	2.749%	—	150,000	—		—
The 190-3rd Public bond	Jan 30, 2028	2.947%	—	170,000	—		—
The 190-4th Public bond	Jan 30, 2038	2.931%	—	70,000	—		—

Total				5,918,635			5,927,576
Less : Current portion				(1,388,189)			(1,297,794)
Discount on bonds				(19,049)			(19,330)

Net				4,511,397		~~W~~	4,610,452

[1]

As at June 30, 2018, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN Program has been suspended since 2007.

[2]	Libor (3M) is approximately 2.336% as at June 30, 2018.

30

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Long-term Borrowings

(in millions of Korean won) Financial institution	Type	Maturity	Annual interest rates	June 30, 2018		December 31, 2017
Export-Import Bank of Korea	Inter-Korean Cooperation Fund[1]	July 10, 2026	1.500%	~~W~~	4,194	~~W~~	4,688
NH Investment & Securities Co., Ltd.	Long-term commercial papers	Feb. 18, 2019	3.170%		300,000		300,000

Total					304,194		304,688
Less: Current portion					(300,493)		(740)

Net				~~W~~	3,701	~~W~~	303,948

[1]	Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.

Repayment schedule of the Company’s debentures and borrowings including the portion of current liabilities as at June 30, 2018, is as follows:

	Bonds						Borrowings
(in millions of Korean won)	Korean won		In foreign currency		Sub- total		In local currency		Total
Jul. 1, 2018~Jun. 30, 2019	~~W~~	660,000	~~W~~	729,105	~~W~~	1,389,105	~~W~~	300,493	~~W~~	1,689,598
Jul. 1, 2019~Jun. 30, 2020		380,000		—		380,000		493		380,493
Jul. 1, 2020~Jun. 30, 2021		920,000		—		920,000		493		920,493
Jul. 1, 2021~Jun. 30, 2022		440,000		—		440,000		493		440,493
Thereafter		1,780,000		1,009,530		2,789,530		2,222		2,791,752

	~~W~~4,180,000		~~W~~1,738,635		~~W~~5,918,635		~~W~~304,194		~~W~~6,222,829

Carrying amount and fair value of the Company’s debentures and borrowings as at June 30, 2018 and December 31, 2017, are as follows:

(in millions of Korean won)	June 30, 2018				December 31, 2017
Type	Carrying amount		Fair value		Carrying amount		Fair value
Debentures	~~W~~	5,899,586	~~W~~	5,953,407	~~W~~	5,908,246	~~W~~	5,962,569
Long-term borrowings (including current portion of long-term borrowings)		304,194		304,883		304,688		305,030

	~~W~~	6,203,780	~~W~~	6,258,290	~~W~~	6,212,934	~~W~~	6,267,599

The interest and fair value of debentures and long-term borrowings are calculated by discounting the expected future cash flows at weighted average borrowing rate. The weighted average borrowing rate is approximately 3.321% as at June 30, 2018 (December 31, 2017: 3.368%).

31

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

13.	Provisions

Changes in provisions for the six-month periods ended June 30, 2018 and 2017, are as follows:

(in millions of Korean won)	2018
	Litigation		Restoration cost		Others		Total
Beginning	~~W~~	14,236	~~W~~	91,388	~~W~~	55,776	~~W~~	161,400
Increase (transfer)		—		2,072		10,642		12,714
Usage		—		(688)		(7,526)		(8,214)
Reversal and others		—		(722)		(158)		(880)

Ending	~~W~~	14,236	~~W~~	92,050	~~W~~	58,734		165,020

Current	~~W~~	14,236	~~W~~	—	~~W~~	56,271	~~W~~	70,507
Non-current		—		92,050		2,463		94,513

(in millions of Korean won)	2017
	Litigation		Restoration cost		Others		Total
Beginning	~~W~~	18,235	~~W~~	92,388	~~W~~	73,772	~~W~~	184,395
Increase (transfer)		—		1,700		5,477		7,177
Usage		(40)		(992)		(7,357)		(8,389)
Reversal and others		—		(610)		(10,867)		(11,477)

Ending	~~W~~	18,195	~~W~~	92,486	~~W~~	61,025	~~W~~	171,706

Current	~~W~~	18,195	~~W~~	—	~~W~~	57,950	~~W~~	76,145
Non-current		—		92,486		3,075		95,561

14.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position as at June 30, 2018 and December 31, 2017, are determined as follows:

(in millions of Korean won)	June 30, 2018		December 31, 2017
Present value of defined benefit obligations	~~W~~	1,515,051	~~W~~	1,436,666
Fair value of plan assets		(1,134,822)		(1,134,347)

Liabilities	~~W~~	380,229	~~W~~	302,319

32

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Changes in the defined benefit obligations for the six-month periods ended June 30, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Beginning	~~W~~	1,436,666	~~W~~	1,285,300
Current service cost		65,177		61,070
Interest expense		19,842		15,224
Benefits paid		(6,634)		(14,949)

Ending	~~W~~	1,515,051	~~W~~	1,346,645

Changes in the fair value of plan assets for the six-month periods ended June 30, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Beginning	~~W~~	1,134,347	~~W~~	1,000,369
Interest income		15,666		11,849
Remeasurements of plan assets		(5,889)		(3,084)
Benefits paid		(9,302)		(16,306)

Ending	~~W~~	1,134,822	~~W~~	992,828

Amounts recognized in the statements of profit or loss for the six-month periods ended June 30, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Current service cost	~~W~~	65,177	~~W~~	61,070
Net interest expense		4,176		3,375
Transfer out		(5,329)		(5,071)

Total expense	~~W~~	64,024	~~W~~	59,374

33

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

15.	Commitments and Contingencies

As at June 30, 2018, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,690,000	—
Commercial papers	NH Investment	KRW	300,000	300,000
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	4,194
Green energy factoring	Shinhan Bank	KRW	8	8
Collateralized loan on electronic accounts receivable	Shinhan Bank and others	KRW	350,000	19,850
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	—
Fx forward trading commitment	Shinhan Bank	USD	11,500	—
Total		KRW	2,427,708	324,052
		USD	11,500	—

As at June 30, 2018, payment guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit
Comprehensive line of credit	KEB Hana Bank	KRW	3,000
		USD	10
Bid guarantee	Korea Software Financial Cooperative	KRW	66,425
Contract and warranty guarantee	Korea Software Financial Cooperative	KRW	268,467
Prepayment and other guarantee	Korea Software Financial Cooperative	KRW	101,460
Guarantees for bonds payable in Korean currency	Shinhan Bank	KRW	115,520
Guarantees for bonds payable in foreign currency	Kookmin Bank and others	USD	31,106
	KEB Hana Bank	PLN[1]	23,000
Performance guarantee	Seoul Guarantee Insurance	KRW	18,803
Guarantee for licensing	Seoul Guarantee Insurance	KRW	2,758
Guarantee for deposits	Seoul Guarantee Insurance	KRW	1,391
Auction guarantee	Seoul Guarantee Insurance	KRW	170
Total		KRW	577,994
		USD	31,116
		PLN[1]	23,000

[1]	Poland Zloty.

34

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at June 30, 2018, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~3,466 million.

During the six-month period ended June 30, 2018, the Company made agreements with the Securitization Specialty Companies (2018: Giga LTE thirty seventh to thirty ninth Securitization Specialty Co., Ltd., 2017: Giga LTE thirty first to thirty sixth Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreement the Company will receive asset management fees upon liquidation of securitization specialty company.

As at June 30, 2018, the Company is a defendant in 144 lawsuits with the total claimed amount of ~~W~~101,496 million. As at June 30, 2018, litigation provisions of ~~W~~14,236 million for various pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated at the end of the reporting period.

In December 2013, Asia Broadcast Satellite Holdings Ltd. (“ABS”) filed a request for arbitration with the International Centre for Dispute Resolution of the American Arbitration Association for the compensation of damages from the relocation of the ground equipment and the alleged breach of the entrustment control contract related to the satellite Koreasat-3, which was made and entered into with the Company and its subsidiary, KT Sat Co., Ltd. In July 2017, the ICC issued a partial ruling that ABS owns the K3, and in March 2018, issued a final ruling that KT should pay compensation for damages to ABS. In response, KT filed a lawsuit in October 2017, seeking the cancellation of the partial ruling in the Federal Court of the United States of America, and filed a lawsuit in May 2018 seeking the cancellation of the final ruling. The New York Federal Court dismissed the first lawsuit filed by KT in April 2018 and the second lawsuit in July 2018. KT filed an appeal with the second US Court of Appeals in August 2018 for the first and second rejections. The outcome of the appeal against the rejection of lawsuit seeking for the cancellation of the partial and final rulings cannot be reasonably estimated at the end of the reporting period.

According to the financial and other covenants included in certain debentures and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

At the end of the reporting period, the Company is offering construction completion guarantee agreement to development of Nonsan Hwagidong apartment complex. If a contingent event occurs in between November 24, 2017 and to August 9, 2019, the Company collaterally guarantees the debt of AbleNS 1st Co. up to ~~W~~6,000 million.

35

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

At the end of the reporting period, the Company participates in Algerie Sidi Abdela new town development consortium (percentage ownership: 2.5%) and has joint liability with other consortium participants.

At the end of the reporting period, contract amount of property and equipment acquisition agreement made but not yet recognized as liabilities amounts to ~~W~~663,179 million (December 31, 2017: ~~W~~619,628 million).

16.	Retained Earnings

Details of retained earnings as at June 30, 2018 and December 31, 2017, are as follows:

(in millions of Korean won)	June 30, 2018		December 31, 2017
Legal reserve[1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves		4,651,362		4,651,362
Unappropriated retained earnings		5,153,710		3,910,895

Total	~~W~~	10,587,321	~~W~~	9,344,506

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock with the approval of the Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

17.	Other Components of Equity

As at June 30, 2018 and December 31, 2017, the Company’s other components of equity are as follows:

(in millions of Korean won)	June 30, 2018		December 31, 2017
Treasury stock	~~W~~	(852,938)	~~W~~	(853,108)
Loss on disposal of treasury stock		(60)		(2,046)
Share-based payments		4,236		6,483
Other		(182,676)		(188,012)

Total	~~W~~	(1,031,438)	~~W~~	(1,036,683)

Details of treasury stock, as at June 30, 2018 and December 31, 2017, are as follows:

	June 30, 2018		December 31, 2017
Number of shares		16,011,561		16,014,753
Amounts (in millions of Korean won)	~~W~~	852,938	~~W~~	853,108

Treasury stock is expected to be used for the stock compensation for the Company’s directors and employees, and other purposes.

36

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

18.	Operating Revenues

Operating revenues for the three-month and six-month periods ended June 30, 2018 and 2017, are as follows:

(in millions of Korean won)	2018				2017
	Three months		Six months		Three months		Six months
Services provided	~~W~~	3,674,368	~~W~~	7,252,096	~~W~~	3,654,394	~~W~~	7,248,468
Sales of goods		608,662		1,328,093		638,188		1,205,532

Total	~~W~~	4,283,030	~~W~~	8,580,189	~~W~~	4,292,582	~~W~~	8,454,000

The contract assets and liabilities recognized in relation to the revenues from contracts with customers are as follows:

(in millions of Korean won)	2018.06.30		2018.01.01
Contract assets	~~W~~	343,954	~~W~~	385,389
Contract liabilities		321,778		279,911

The Company recognized ~~W~~117,121 million of revenue in the current reporting period which relates to carried-forward contract liabilities.

The contract costs recognized as assets are as follows:

(in millions of Korean won)	2018.06.30		2018.01.01
Contract costs recognized as assets	~~W~~	1,385,592	~~W~~	1,289,706

The Company recognized ~~W~~677,263 million of operating expenses in the current reporting period which relates to contract cost assets.

The Company did not recognize an impairment loss in anticipation of full recovery of costs recognized as assets.

37

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

19.	Operating Expenses

Operating expenses for the three-month and six-month periods ended June 30, 2018 and 2017, are as follows:

(in millions of Korean won)	2018				2017
	Three months		Six months		Three months		Six months
Salaries and wages	~~W~~	599,019	~~W~~	1,125,957	~~W~~	502,454	~~W~~	1,000,208
Depreciation		602,175		1,212,957		626,289		1,263,519
Amortization		129,587		260,473		129,728		257,343
Commissions		389,339		744,156		377,034		729,910
Interconnection charges		155,411		311,851		148,999		327,788
International interconnection fee		57,835		113,649		48,625		110,316
Purchase of inventories		640,049		1,718,959		698,078		1,556,109
Changes of inventories		90,322		(128,135)		81,921		(27,229)
Sales commission		464,798		923,174		576,995		1,070,208
Purchase of service		172,589		335,596		160,388		301,812
Purchase of contents		120,791		255,010		109,452		215,588
Utilities		71,366		143,410		71,332		141,780
Taxes and dues		55,850		114,209		57,730		115,235
Rent		110,264		213,742		105,289		209,020
Insurance premium		13,605		30,733		14,341		24,993
Installation fee		104,521		213,067		100,193		196,121
Advertising expenses		40,527		84,669		50,179		84,674
Research and development expenses		40,239		85,184		37,383		79,248
Others		117,086		208,914		94,745		177,007

Total	~~W~~	3,975,373	~~W~~	7,967,575	~~W~~	3,991,155	~~W~~	7,833,650

38

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Details of employee benefits for the three-month and six-month periods ended June 30, 2018 and 2017, are as follows:

(in millions of Korean won)	2018				2017
	Three months		Six months		Three months		Six months
Short-term employee benefits	~~W~~	539,342	~~W~~	1,013,102	~~W~~	462,475	~~W~~	916,729
Post-employment benefits (Defined benefit plan)		31,978		64,024		29,696		59,374
Post-employment benefits (Defined contribution plan)		10,234		21,137		8,841		18,149
Share-based payment		1,621		3,242		1,441		2,881
Post-employment benefits (others)		15,844		24,452		1		3,075

Total	~~W~~	599,019	~~W~~	1,125,957	~~W~~	502,454	~~W~~	1,000,208

20.	Other Income and Expenses

Other income for the three-month and six-month periods ended June 30, 2018 and 2017, consists of:

(in millions of Korean won)	2018				2017
	Three months		Six months		Three months		Six months
Gain on disposal of property and equipment	~~W~~	4,374	~~W~~	26,088	~~W~~	2,932	~~W~~	8,407
Gain on disposal of intangible assets		1,735		2,781		1,170		1,572
Compensation on property and equipment		36,629		56,423		24,370		49,046
Dividends income		769		164,297		737		135,880
Gain on government subsidies		2,681		6,680		4,236		7,548
Others		3,979		8,507		43,013		54,020

Total	~~W~~	50,167	~~W~~	264,776	~~W~~	76,458	~~W~~	256,473

Other expenses for the three-month and six-month periods ended June 30, 2018 and 2017, consist of:

(in millions of Korean won)	2018				2017
	Three months		Six months		Three months		Six months
Loss on disposal of property and equipment	~~W~~	22,009	~~W~~	34,327	~~W~~	58,519	~~W~~	113,069
Loss on disposal of intangible assets		2,909		3,039		820		1,847
Donation		12,048		22,405		22,752		32,676
Others		26,067		62,782		60,087		74,511

Total	~~W~~	63,033	~~W~~	122,553	~~W~~	142,178	~~W~~	222,103

39

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

21.	Finance Income and Costs

Finance income for the three-month and six-month periods ended June 30, 2018 and 2017, is as follows:

(in millions of Korean won)	2018				2017
	Three months		Six months		Three months		Six months
Interest income	~~W~~	58,476	~~W~~	108,755	~~W~~	13,291	~~W~~	25,472
Gain on foreign currency transaction		1,217		2,959		50,838		68,001
Gain on foreign currency translation		(1,201)		6,677		(95,097)		83,845
Gain on settlement of derivatives		—		10,030		—		—
Gain on valuation of derivatives		76,267		76,267		—		—
Others		1,028		1,250		—		677

Total	~~W~~	135,787	~~W~~	205,938	~~W~~	(30,968)	~~W~~	177,995

Finance costs for the three-month and six-month periods ended June 30, 2018 and 2017, are as follows:

(in millions of Korean won)	2018				2017
	Three months		Six months		Three months		Six months
Interest expenses	~~W~~	66,007	~~W~~	137,750	~~W~~	71,629	~~W~~	142,652
Loss on foreign currency transaction		1,808		13,436		6,767		9,635
Loss on foreign currency translation		80,284		83,041		(5,086)		3,575
Loss on settlement of derivatives		—		—		43,567		58,569
Loss (gain) on valuation of derivatives		(7,551)		—		(91,738)		77,686
Loss on disposal of trade receivables		3,644		7,944		5,906		8,619
Others		—		5		—		15

Total	~~W~~	144,192	~~W~~	242,176	~~W~~	31,045	~~W~~	300,751

40

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

22.	Tax Expense

Income tax expense is recognized based on the best estimate of weighted average annual income tax rate expected for the full financial year. The estimated average annual income tax rate used for the year ended December 31, 2018 is 26.71%.

23.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations for the period by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Company and held as treasury stock.

Basic earnings per share for the three-month and six-month periods ended June 30, 2018 and 2017, is calculated as follows:

	2018				2017
	Three months		Six months		Three months		Six months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	209,921	~~W~~	526,688	~~W~~	160,723	~~W~~	445,308
Weighted average number of ordinary shares outstanding		245,098,739		245,097,901		244,973,181		244,972,416
Basic earnings per share (in Korean won)		856		2,149		656		1,818

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares from potential ordinary shares from convertible preferred stocks, stock options and other share-based payments.

41

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Diluted earnings per share for the three-month and six-month periods ended June 30, 2018 and 2017, is calculated as follows:

	2018				2017
	Three months		Six months		Three months		Six months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	209,921	~~W~~	526,688	~~W~~	160,723	~~W~~	445,308
Adjusted net income attributable to ordinary shares (in millions of Korean won)		209,921		526,688		160,723		445,308
Number of dilutive potential ordinary shares outstanding		1,508		2,346		1,716		2,481
Weighted-average number of ordinary shares outstanding and dilutive ordinary shares		245,100,247		245,100,247		244,974,897		244,974,897
Diluted earnings per share (in Korean won)		856		2,149		656		1,818

Diluted earnings per share is calculated by dividing adjusted profit for the period by the sum of the number of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

42

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

24.	Cash Generated from Operations

Cash flows from operating activities for the six-month periods ended June 30, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
1. Profit for the period	~~W~~	526,688	~~W~~	445,308
2. Adjustments for
Income tax expense		191,911		86,656
Interest income		(108,755)		(25,472)
Interest expense		137,750		142,652
Dividends income		(164,305)		(135,882)
Depreciation		1,234,441		1,283,837
Amortization of intangible assets		264,727		263,254
Provisions for severance benefits (defined benefits)		69,353		64,445
Impairment loss on trade receivables		31,991		17,351
Loss on disposal of investments in subsidiaries, associates and joint ventures		7,316		1,457
Loss on disposal of property and equipment		8,239		104,662
Loss on disposal of intangible assets		258		275
Loss (gain) on foreign currency translation		76,364		(80,270)
Loss (gain) on valuation of derivatives		(86,297)		136,255
Loss on disposal of available-for-sale securities		6		—
Loss on valuation of financial assets at fair value through profit or loss		(1,241)		—
Gain on disposal of financial assets at fair value through profit or loss		—		(659)
Others		28,819		(76,457)
3. Changes in operating assets and liabilities
Increase in trade receivables		(98,116)		(51,178)
Decrease in other receivables		23,152		37,023
Increase in other current assets		(98,239)		(32,916)
Decrease (increase) in other non-current assets		(2,825)		1,143
Increase in inventories		(167,563)		(26,510)
Increase (decrease) in trade payables		(170,812)		10,187
Decrease in other payables		(93,720)		(57,686)
Increase (decrease) in current other liabilities		58,866		(4,555)
Decrease in non-current other liabilities		(3,748)		(1,270)
Increase (decrease) in provisions		2,271		(13,779)
Decrease in deferred revenue		(134)		(14,804)
Post-employment benefits paid (defined benefits)		(55,704)		(44,990)
Decrease in plan assets		48,918		37,996

4. Cash generated from operations (1+2+3)	~~W~~	1,659,611	~~W~~	2,066,073

43

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Significant transactions not affecting cash flows for the six-month periods ended June 30, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Reclassification of borrowings	~~W~~	943,977	~~W~~	605,753
Transfer of construction-in-progress to property and equipment		731,260		558,567
Decrease in accounts payable of property and equipment		(234,466)		(415,576)
Decrease in accounts payable of intangible assets		(235,438)		(222,388)
Decrease in accounts payable of defined benefit liabilities		(49,070)		(30,041)
Decrease in accounts payable of plan assets		(39,616)		(21,690)

25.	Changes in Liabilities Arising from Financing Activities

Changes in liabilities arising from financial activities for the periods ended June 30, 2018, are as follows:

(in millions of Korean won)	2017
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange difference		Fair value change		Other changes
Borrowing	~~W~~	6,212,934	~~W~~	(97,600)	~~W~~	—	~~W~~	77,413	~~W~~	—	~~W~~	11,033	~~W~~	6,203,780
Financial lease liabilities		176,717		(37,825)		24,568		—		—		(125)		163,335
Derivative liabilities		86,251		(14,587)		—		(41,246)		44,437		(17,985)		56,870
Derivative assets		(7,389)		10,136		—		(32,695)		(1,930)		9,041		(22,837)
Total	~~W~~	6,468,513	~~W~~	(139,876)	~~W~~	24,568	~~W~~	3,472	~~W~~	42,507	~~W~~	1,964	~~W~~	6,401,148

44

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

26.	Related Party Transactions

The list of related parties of the Company as at June 30, 2018, is as follows:

Relationship	Name
Subsidiaries	KT Hitel Co., Ltd., Ktcs Corporation, Ktis Corporation, KT Service Bukbu Co., Ltd., KT Service Nambu Co., Ltd., KT Powertel Co., Ltd., KT Linkus Co., Ltd., KT Telecop Co., Ltd., KTDS Co., Ltd., Nasmedia Co., Ltd., KT M Hows Co., Ltd., KT M&S Co., Ltd., GENIE Music Corporation (KT Music Corporation), KT Estate Inc., KT Skylife Co., Ltd., H&C Network, KTSB Data service, KT Sat Co., Ltd., KT Submarine Co., Ltd., KT Sports Co., Ltd., KT Strategic Investment Fund No.1, KT Strategic Investment Fund No.2, Genie Music Contents Fund 1, Korea Telecom America, Inc., Korea Telecom Japan Co., Ltd., Korea Telecom China Co., Ltd., KT Dutch B.V., PT. KT Indonesia, KT AMC, KT Commerce Inc., BC Card Co., Ltd., VP Inc., BC Card China Co., Ltd., Skylife TV Co., Ltd., Initech Co., Ltd., Smartro Co., Ltd., East Telecom LLC, Super iMax LLC, NEXR Co., Ltd., KT Rwanda Networks Ltd., KT Belgium, KT ORS Belgium, KT-Michigan Global Contents Fund, Autopion Co., Ltd., KBTO sp.zo.o, AOS Ltd., KT M mobile Co., Ltd., KT investment Co., Ltd, PT. BC Card Asia Pacific, Whowho&Company Co., Ltd., KT Hongkong Telecommunications Co, KT Strategic Investment Fund No.3, PlayD Co., Ltd. (N SEARCH MARKETING Corporation), KT Hong Kong Limited, Korea Telecom Singapore Pte.Ltd., Texnoprosistem LLP, , KT Music Contents Fund No.2, KT Strategic Investment Fund No.4, BC-VP Strategic Investment Fund No.1

Associates and joint ventures	Korea Information & Technology Investment Fund, K-REALTY CR REIT 1, KT-SB Venture Investment Fund, Boston Global Video Contents Investment Fund, QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd, PHI Healthcare. (HooH Healthcare Inc.), KD Living, Inc., MOS GS Co., Ltd., MOS Daegu Co., Ltd., MOS Chungcheong Co., Ltd., MOS Gangnam Co., Ltd., MOS GB Co., Ltd., MOS BS Co., Ltd., MOS Honam Co., Ltd., Oscar Ent. Co., Ltd., KT-CKP New Media Investment Fund, LoginD Co., Ltd., K-REALTY CR-REIT 6, K Bank, Inc., NgeneBio, ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Gyeonggi-KT Green Growth Fund, Korea electronic Vehicle charging service, PT. Mitra Transaksi Indonesia, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC future investment fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd. CHAMP IT Co.,Ltd, GE Premier 1st Corporate Restructuring Real Estate Investment Trust Company, Alliance Internet Corp., JB Emerging Market Specialty Investment Private Equity Trust No.1

Others[1]	KT ENGCORE Co., Ltd.,

[1]

Although the entity is not the related party of the Company in accordance with Korean IFRS 1024, the entity belongs to a large enterprise Company in accordance with the Monopoly Regulation and Fair Trade Act.

45

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Outstanding balances of receivables and payables in relation to transactions with related parties as at June 30, 2018 and December 31, 2017, are as follows:

(in millions of Korean won)	June 30, 2018
	Receivables						Payables and others
	Trade receivables		Loans		Other receivables		Trade payables		Other payables
Subsidiaries				—
KT Linkus Co., Ltd.	~~W~~	1,227	~~W~~	—	~~W~~	11	~~W~~	—	~~W~~	11,607
KT Telecop Co., Ltd.		1,878		—		91		1,889		3,656
KTCS Corporation		936		—		—		—		47,351
KTIS Corporation		2,119		—		3,844		5,359		34,081
KT Service Bukbu Co., Ltd.		9		—		6		—		15,953
KT Service Nambu Co., Ltd.		—		—		2		—		17,667
KT Skylife Co., Ltd.		332		—		7,133		—		15,740
KTDS Co., Ltd.		460		—		860		29,273		41,195
KT Estate Inc.		6,791		—		42,200		—		32,017
Skylife TV Co., Ltd.		406		3,000		—		—		2,102
BC Card Co., Ltd. [1]		109		—		3		1,076		49
KT Sat Co., Ltd.		481		—		—		—		1,993
KT Hitel Co., Ltd.		1,443		—		158		10,921		7,452
KT Commerce Inc.		263		—		—		2,204		37,903
KT M Hows Co., Ltd.		89		—		—		—		1,869
KT M&S Co., Ltd.		369		—		122		—		88,697
Genie Music Corporation (KT Music Corporation)		143		—		322		—		5,938
KT M mobile Co., Ltd.		7,810		—		975		—		9,075
Nasmedia Co., Ltd.		8,222		—		1		2,575		—
Others		8,158		1,110		7,004		565		13,907
Associates and joint ventures
K-REALTY CR REIT 1		—		—		33,110		—		—
MOS GS Co., Ltd.		9		—		5		—		920
MOS Daegu Co., Ltd.		1		—		—		—		1,334
MOS Chungcheong Co., Ltd.		1		—		1		—		1,834
MOS Gangnam Co., Ltd.		4		—		1		—		544
MOS GB Co., Ltd.		5		—		1		—		843
MOS BS Co., Ltd.		24		—		1		—		489
MOS Honam Co., Ltd.		1		—		—		—		544
K Bank Inc.		178		—		—		—		—
NgeneBio Co., Ltd.		—		1,900		—		—		—
Others		333		—		—		—		—
Others
KT ENGCORE Co., Ltd.		4,104		—		4,945		—		64,184

Total	~~W~~	45,905	~~W~~	6,010	~~W~~	100,796	~~W~~	53,862	~~W~~	458,944

46

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(in millions of Korean won)	December 31, 2017
	Receivables						Payables and others
	Trade receivables		Loans		Other receivables		Trade payables		Other payables
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	1,240	~~W~~	—	~~W~~	13	~~W~~	—	~~W~~	14,565
KT Telecop Co., Ltd.		798		—		95		1,222		2,441
KTCS Corporation		1,682		50		—		—		45,913
KTIS Corporation		2,330		—		4,834		51		35,762
KT Service Bukbu Co., Ltd.		11		—		8		—		17,729
KT Service Nambu Co., Ltd.		—		—		5		—		18,608
KT Skylife Co., Ltd.		858		—		4,281		—		13,713
Skylife TV Co., Ltd.		416		3,000		—		—		2,403
KTDS Co., Ltd.		1,114		—		812		—		91,409
KT Estate Inc.		934		—		43,102		—		39,857
BC Card Co., Ltd.[1]		5,451		—		11		5,887		1,313
KT Sat Co., Ltd.		330		—		—		—		2,352
KT Hitel Co., Ltd.		1,886		—		21		14,176		8,174
KT Commerce Inc.		253		—		44		14,346		84,443
KT M Hows Co., Ltd.		—		—		356		—		2,621
KT M&S Co., Ltd.		243		—		57		—		65,086
Genie Music Corporation (KT Music Corporation)		497		—		19		—		5,654
KT M mobile		6,479		—		—		—		6,979
Nasmedia, Inc.		8,049		—		3		—		1,310
Others		5,942		1,461		1,161		420		9,273
Associates
K-REALTY CR REIT 1		—		—		33,800		—		—
MOS GS Co., Ltd.		9		—		—		—		392
MOS Daegu Co., Ltd.		1		—		—		—		1,388
MOS Chungcheong Co., Ltd.		1		—		290		—		1,753
MOS Gangnam Co., Ltd.		4		—		1		—		287
MOS GB Co., Ltd.		5		—		1		—		778
MOS BS Co., Ltd.		18		—		1		—		26
MOS Honam Co., Ltd.		1		—		1		—		384
K Bank Inc.		—		—		138		—		—
NgeneBio Co., Ltd. [2]		1		1,900		—		—		—
Others		14		—		1		—		701
Others
KT ENGCORE Co., Ltd.		4,983		—		2,861		12,488		103,686

Total	~~W~~	43,550	~~W~~	6,411	~~W~~	91,916	~~W~~	48,590	~~W~~	579,000

[1]	At the end of the reporting period, the Company entered into a credit card agreement with a limit of ~~W~~1,076 million (December 31, 2017: ~~W~~1,902 million) with BC Card Co., Ltd.
[2]	It is the amount after the entity is excluded from consolidation during the year.

47

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Significant transactions with related parties for the six-month periods ended June 30, 2018 and 2017, are as follows:

(in millions of Korean won)	2018
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others[1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	5,591	~~W~~	22	~~W~~	29,888	~~W~~	740
KT Telecop Co., Ltd.		7,024		10		7,777		4,210
KTCS Corporation		36,137		1		159,409		34,143
KTIS Corporation		23,615		60		143,545		29,182
KT Service Bukbu Co., Ltd.		7,219		—		90,478		—
KT Service Nambu Co., Ltd.		7,293		—		105,959		—
KT Skylife Co., Ltd.		12,744		20		27,321		—
KTDS Co., Ltd.		6,562		—		140,125		17,640
KT Estate Inc.		9,219		—		81,736		1,987
Skylife TV Co., Ltd.		2,731		64		4,859		—
BC Card Co., Ltd.		4,056		2		12,509		1,273
KT Sat Co., Ltd.		2,675		—		8,431		—
KT Hitel Co., Ltd.		7,384		1		22,730		2,576
KT Commerce Inc.		547		—		76,984		60,698
KT M Hows Co., Ltd.		556		—		789		—
KT M&S Co., Ltd.		222,731		32		108,495		262,659
Genie Music Corporation (KT Music Corporation)		1,106		—		19,884		—
KT M mobile Co., Ltd.		29,375		—		4,583		69,939
Others		14,138		23		30,538		759
Associates and joint ventures
K-REALTY CR REIT 1		—		—		16,851		—
MOS GS Co., Ltd.		316		—		8,162		486
MOS Daegu Co., Ltd.		125		—		5,801		300
MOS Chungcheong Co., Ltd.		168		—		6,715		—
MOS Gangnam Co., Ltd.		144		—		7,772		340
MOS GB Co., Ltd.		461		—		10,513		418
MOS BS Co., Ltd.		111		—		7,444		343
MOS Honam Co., Ltd.		211		—		7,064		181
K Bank Inc.		1,255		—		—		—
NgeneBio Co., Ltd.		3		—		—		—
Others		697		29		1,784		1

48

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(in millions of Korean won)	2018
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others[1]
Others
KT ENGCORE Co., Ltd.		289		4		58,396		50,428

Total	~~W~~	404,483	~~W~~	268	~~W~~	1,206,542	~~W~~	538,303

[1]	The amount includes acquisition of property and equipment, and others.

(in millions of Korean won)	2017
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others[1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	2,532	~~W~~	15	~~W~~	31,740	~~W~~	52
KT Telecop Co., Ltd.		5,998		4		4,408		2,161
KTCS Corporation		28,220		20		149,888		24,836
KTIS Corporation		27,645		20		137,949		26,856
KT Service Bukbu Co., Ltd.		4,062		1		90,293		716
KT Service Nambu Co., Ltd.		5,285		9		106,665		290
KT Skylife Co., Ltd.		13,506		38		21,608		—
Skylife TV Co., Ltd.		2,312		—		4,643		—
KTDS Co., Ltd.		7,307		—		140,252		48,031
KT Estate Inc.		1,868		7		79,981		755
BC Card Co., Ltd.		2,481		1		10,264		162
KT Sat Co., Ltd.		2,479		—		10,498		—
KT Hitel Co., Ltd.		5,612		—		25,717		2,078
KT Commerce Inc.		621		—		68,717		33,671
KT M Hows Co., Ltd.		433		2		928		—
KT M&S Co., Ltd.		225,967		45		95,399		223,508
Genie Music Corporation (KT Music Corporation)		909		—		17,502		—
KT M mobile Co., Ltd.		30,221		—		3,960		58,639
Others		13,621		58		27,834		45

49

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(in millions of Korean won)	2017
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others[1]
Associates and joint ventures
K-REALTY CR REIT 1		—		—		18,678		—
MOS GS Co., Ltd.		306		—		7,855		—
MOS Daegu Co., Ltd.		113		—		4,897		—
MOS Chungcheong Co., Ltd.		152		—		6,894		—
MOS Gangnam Co., Ltd.		134		—		7,537		—
MOS GB Co., Ltd.		339		—		10,030		—
MOS BS Co., Ltd.		100		—		7,222		—
MOS Honam Co., Ltd.		186		—		6,503		—
Others		245		42		2,111		—
Others
KT ENGCORE Co., Ltd.		365		—		58,399		27,261

Total	~~W~~	383,019	~~W~~	262	~~W~~	1,158,372	~~W~~	449,421

[1]	The amount includes acquisition of property and equipment, and others.

Key management compensation for the six-month periods ended June 30, 2018 and 2017 consists of:

(in millions of Korean won)	2018		2017
Salaries and other short-term benefits	~~W~~	905	~~W~~	1,104
Post-employment benefits		554		155
Stock-based compensation		665		618

Total	~~W~~	2,124	~~W~~	1,787

50

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

Fund transactions with related parties for the six-month periods ended June 30, 2018 and 2017, are as follows:

(in millions of Korean won)	2018
	Loan transactions				Equity contributions in cash		Dividend income
	Loans		Collections
Subsidiaries
KTCS Corporation	~~W~~	—	~~W~~	60	~~W~~	—	~~W~~	254
Autopion Co., Ltd.		310		661		—		—
KT Submarine Co., Ltd.		—		—		—		404
KTIS Corporation		—		—		—		816
KT Skylife Co., Ltd.		—		—		—		8,368
KTDS Co., Ltd.		—		—		—		6,408
KT Estate Inc.		—		—		—		56,310
BC Card Co., Ltd.		—		—		—		66,698
KT Sat Co., Ltd.		—		—		—		14,800
Nasmedia, Inc.		—		—		—		2,582
KBTO sp.zo.o.		—		—		2,028		—
KT New Business Fund No.1		—		—		(796)		—
KT Strategic Investment Fund No.4		—		—		9,500		—
Associates and joint ventures
KT-CKP New Media Investment Fund		—		—		(405)		—
PHI Healthcare Inc. (HooH Healthcare Inc.)		—		—		1,000		—
K-REALTY CR REIT 1		—		—		—		6,822
KIF-IMM IT Investment Fund		—		—		—		769
MOS GS Co., Ltd.		—		—		—		8
MOS Daegu Co., Ltd.		—		—		—		8
MOS Chungcheong Co., Ltd.		—		—		—		8
MOS Gangnam Co., Ltd.		—		—		—		10
MOS GB Co., Ltd.		—		—		—		12
MOS BS Co., Ltd.		—		—		—		10
MOS Honam Co., Ltd.		—		—		—		10

Total	~~W~~	310	~~W~~	721	~~W~~	11,327	~~W~~	164,297

51

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(in millions of Korean won)	2017
	Loan transactions				Equity contributions in cash		Dividend income
	Loans		Collections
Subsidiaries
KTCS Corporation	~~W~~	38	~~W~~	22	~~W~~	—	~~W~~	254
KT Submarine Co., Ltd.		—		—		—		404
KTIS Corporation		—		—		—		816
KT Skylife Co., Ltd.		—		—		—		9,922
KTDS Co., Ltd.		—		—		—		5,904
KT Estate Inc.		—		—		—		46,854
BC Card Co., Ltd.		—		—		—		67,310
Nasmedia, Inc.		—		—		—		1,460
KBTO sp.zo.o.		—		1,937		3,879		326
KT Belgium		—		—		16,971		—
Associates and joint ventures
K-REALTY CR REIT 1		—		—		—		1,825
KT-IBKC Future Investment Fund 1		—		—		6,500		—
Others		—		—		—		805

Total	~~W~~	38	~~W~~	1,959	~~W~~	27,350	~~W~~	135,880

As at June 30, 2018, there are no collateral and payment guarantees are provided to or provided by the related parties.

27.	Fair Value

There are no significant changes in the business and economic environment that affect the fair value of the Company’s financial assets and financial liabilities during the period.

52

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(1) Fair Value by Financial Instruments Category

Carrying amounts and fair values of the financial instruments by category as at June 30, 2018 and December 31, 2017, are as follows:

(in millions of Korean won)	June 30, 2018				December 31, 2017
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	1,464,264		[1]	~~W~~	1,166,402		[1]
Trade and other receivables
Financial assets measured at amortized cost		2,569,477		[1]		3,475,985		[1]
Financial assets at fair value through other comprehensive income		963,272	963,272			—	—
Other financial assets
Financial assets measured at amortized cost		53,785		[1]		58,365		[1]
Financial assets at fair value through profit or loss[2]		50,675	50,675			—	—
Financial assets at fair value through other comprehensive income[2]		31,074	31,074			—	—
Available-for-sale financial assets[3]		—	—			85	85
Derivative used for hedge		22,837	22,837			7,389	7,389

	~~W~~	5,155,384			~~W~~	4,708,226

Financial liabilities
Trade and other payables	~~W~~	4,313,225		[1]	~~W~~	5,067,713		[1]
Borrowings		6,203,780	6,258,290			6,212,934	6,267,599
Other financial liabilities
Financial liabilities at fair value through profit or loss		5,051	5,051			5,051	5,051
Derivative used for hedge		51,819	51,819			81,200	81,200

	~~W~~	10,573,875			~~W~~	11,366,898

[1]	The Company did not conduct fair value estimation since the carrying amount is a reasonable approximation of the fair value.
[2]	In the prior financial year, a portion of the equity instrument was classified as available-for-sale financial assets.
[3]

As at December 31, 2017, equity instruments that do not have a quoted market price in an active market are measured at cost because their fair value cannot be measured reliably and excluded from the fair value disclosures.

53

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(2) Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices) (Level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at June 30, 2018 and December 31, 2017, are as follows:

(in millions of Korean won)	June 30, 2018
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	963,272	~~W~~	—	~~W~~	963,272
Other financial assets
Financial assets at fair value through profit or loss[1]		80		—		50,595		50,675
Financial assets at fair value through other comprehensive income[1]		3,785		—		27,289		31,074
Derivative financial assets for hedging purpose		—		22,837		—		22,837

Total	~~W~~	3,865	~~W~~	986,109	~~W~~	77,884	~~W~~	1,067,858

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	5,051	~~W~~	5,051
Derivative financial liabilities for hedging purpose		—		38,943		12,876		51,819

Disclosed fair value
Borrowings		—		—		6,258,290		6,258,290

Total	~~W~~	—	~~W~~	38,943	~~W~~	6,276,217	~~W~~	6,315,160

[1]	In the prior financial year, a portion of the equity instrument was classified as available-for-sale financial assets.

54

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(in millions of Korean won)	December 31, 2017
	Level 1		Level 2		Level 3		Total
Assets
Recurring fair value measurements
Other financial assets
Derivative used for hedging	~~W~~	—	~~W~~	7,389	~~W~~	—	~~W~~	7,389
Available-for-sale financial assets		85		—		—		85

		85		7,389		—		7,474

Liabilities
Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	5,051	~~W~~	5,051
Derivative used for hedging		—		63,475		17,725		81,200

		—		63,475		22,776		86,251

Disclosed fair value
Borrowings		—		—		6,267,599		6,267,599

Total	~~W~~	—	~~W~~	63,475	~~W~~	6,290,375	~~W~~	6,353,850

(3) Transfers between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements for the six-month period ended June 30, 2018.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements for the six-month periods ended June 30, 2018 and 2017, are as follows:

(in millions of Korean won)	2018
	Financial Assets				Financial Liabilities
	Financial assets at fair value through profit or loss [1]		Financial assets at fair value through other comprehensive income[1]		Financial liabilities at fair value through profit or loss		Derivative used for hedging [2]
Beginning balance	~~W~~	49,541	~~W~~	15,290	~~W~~	5,051	~~W~~	17,725
Amount recognized in profit or loss[2]		—		—		—		(19,407)
Amount recognized in other comprehensive income		—		—		—		14,558
Acquisition		1,615		11,999		—		—
Disposal		(561)		—		—		—

Ending balance	~~W~~	50,595	~~W~~	27,289	~~W~~	5,051	~~W~~	12,876

[1]	In the prior financial year, a portion of the equity instrument was classified as available-for-sale financial assets.
[2]	Profit or loss recognized on derivative financial liabilities for hedging purpose is only comprised of gain on valuation of derivatives.

55

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(in millions of Korean won)	2017
	Financial Liabilities
	Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	1,973
Amount recognized in profit or loss		—
Amount recognized in other comprehensive income		—

Ending balance	~~W~~	1,973

(4) Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at June 30, 2018 and December 31, 2017, are as follows:

(in millions of Korean won)	June 30, 2018
	Fair value	Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	963,272	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss	50,595	3	DCF Model
Financial assets at fair value through other comprehensive income	27,289	3	DCF Model
Derivative financial assets for hedging purpose	22,837	2	DCF Model
Liabilities
Other financial liabilities
Financial liabilities at fair value through other comprehensive income	5,051	3	DCF Model, Comparable Company Analysis
Derivative financial liabilities for hedging purpose	38,943	2	DCF Model
	12,876	3	Hull-White Model, DCF Model
Borrowings	6,258,290	3	DCF Model

56

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(in millions of Korean won)	December 31, 2017
	Fair value	Level	Valuation techniques
Assets
Recurring fair value measurements
Other financial assets
Derivative financial assets for hedging purpose	7,389	2	DCF Model
Liabilities
Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss	5,051	3	DCF Model, Comparable Company Analysis
Derivative financial liabilities for hedging purpose	63,475	2	DCF Model
Other derivative financial liability	17,725	3	Hull-White Model, DCF Model
Disclosed fair value
Borrowings	6,267,599	3	DCF Model

(5) Valuation Processes for Fair Value Measurements Categorized within Level 3

The Company uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Company’s reporting dates.

57

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(6) Gains and losses on valuation at the transaction date

In the case that the Company measured the fair value of derivative financial instruments with unobservable inputs, the Company recognized the fair value of the instrument at the transaction price if the fair value at initial measurement is different from the transaction price. The difference between the fair value at initial measurement and the transaction price is deferred and amortized using a straight-line method until the maturity of the instrument. However, in the case where inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full in profit of the reporting period.

In relation to this, details and changes of the total deferred difference for the six-month periods ended June 30, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
	Other derivative liabilities		Other derivative liabilities
I. Beginning balance	~~W~~	6,532	~~W~~	—
II. New transactions		—		—
III. Recognized at fair value through profit or loss		(713)		—

IV. Ending balance (I+II+III)	~~W~~	5,819	~~W~~	—

28.	Changes in Accounting Policies

(1) Adoption of Korean IFRS 1115 Revenue from Contracts with Customers

As explained in Note 2, the Company has applied Korean IFRS 1115 Revenue from Contracts with Customers from January 1, 2018. In accordance with the transitional provisions in Korean IFRS 1115, comparative figures have not been restated. Financial statement line items affected by the adoption of the new rules in the current period are as follows:

(a)	Adjustments made to the amounts recognized in the financial statements at the date of initial application (January 1, 2018).

As at the date of initial application date (January 1, 2018) of Korean IFRS 1115, the adjustments reflected in the separate financial statements are an increase in assets of ~~W~~1,304,983 million (including increase in incremental cost of obtaining a contract of ~~W~~851,345 million), increase in liabilities of ~~W~~337,397 million (including increase in allocation of transaction price of ~~W~~214,527 million), resulting in net asset increase of ~~W~~967,586 million.

58

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

(b)	The effect of adoption of Korean IFRS 1115 on the separate financial statements for the six-month period ended June 30, 2018 is as follows.

-	Interim statements of financial position

Under Korean IFRS 1115, for the six-month period ended June 30, 2018, total assets increased by ~~W~~1,356,290 million, including ~~W~~343,954 million of contract assets and ~~W~~1,385,592 million of prepaid expenses. The total liabilities increased by ~~W~~384,768 million, including ~~W~~321,778 million of contract liabilities.

-	Interim statements of comprehensive income

Under Korean IFRS 1115, for the six-month period ended June 30, 2018, operating revenue and operating expenses decreased by ~~W~~182,942 million and ~~W~~178,725 million respectively. In addition, operating profit and net income decreased by ~~W~~4,217 million and net income increased by ~~W~~3,937 million.

-	Interim statements of cash flows

The application of Korean IFRS 1115 has no material impact on cash flows from operating, investing and financing activities on the interim statements of cash flows.

(2) Adoption of Korean IFRS 1109

Financial Instruments

The Company has applied Korean IFRS 1109 Financial Instruments from January 1, 2018. In accordance with the transitional provisions in Korean IFRS 1109, comparative figures have not been restated.

Korean IFRS 1109 replaces Korean IFRS 1039, Financial Instruments: Recognition and Measurement, relating to the recognition of financial assets and financial liabilities, classification, measurement and elimination of financial instruments, impairment of financial assets and hedge accounting. Korean IFRS 1109 also significantly amends other standards dealing with financial instruments such as Korean IFRS 1107 Financial Instruments: Disclosures.

59

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

As at the initial application date of Korean IFRS 1109, January 1, 2018, following financial instruments were reclassified due to adoption of Korean IFRS 1109:

(in millions of Korean won)	Classification in accordance with		Amount in accordance with
Account	Korean IFRS1039	Korean IFRS 1109	Korean IFRS1039		Korean IFRS 1109
Financial asset
Cash and cash equivalents	Loans and receivables	Financial assets measured at amortized cost	~~W~~	1,166,402	~~W~~	1,166,402
Trade receivables and other receivables	Loans and receivables	Financial assets measured at amortized cost		3,475,985		2,476,404
		Financial assets at fair value through other comprehensive income				999,581
Other financial assets	Loans and receivables	Financial assets measured at amortized cost		58,365		58,365
Other financial assets	Derivative financial assets for Hedging purpose	Derivative financial assets for hedging purpose		7,389		7,389
Other financial assets	Financial assets available-for-sale	Financial assets measured at amortized cost		64,916		—
		Financial assets at fair value through profit or loss				49,626
		Financial assets at fair value through other comprehensive income				15,290
Financial liabilities
Trade payables and payables	Other financial liabilities measured at amortized cost	Financial assets measured at amortized cost		5,067,713		5,067,713
Borrowing	Other financial liabilities measured at amortized cost	Financial assets measured at amortized cost		6,212,934		6,212,934
Other financial liabilities	Financial liabilities at fair value through profit or loss	Financial liabilities at fair value through profit or loss		5,051		5,051
Other financial liabilities	Derivative financial liabilities for Hedging purpose	Derivative financial liabilities for hedging purpose		81,200		81,200

60

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2018 and 2017 (Unaudited), and December 31, 2017

29.	Events after Reporting Period

Subsequent to the reporting period, overseas bonds issued are as follow:

(in millions of Korean won)
Account	Issue date	Carrying amount	Interest rate	Redemption date
2018 Samurai - 1	2018.07.06	JPY 4,000,000	0.310%	2020.07.06
2018 Samurai - 2	2018.07.06	JPY 16,000,000	0.380%	2021.07.06

On August 2, 2018, the Company determined to acquire new treasury stocks and dispose of existing treasury stocks for employee share issuance. Shares will be issued with newly acquired treasury stocks and existing treasury stocks.

61